UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release     ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED
                                         31 MARCH 2011 PREPARED IN ACCORDANCE WITH IFRS

Quarter 1 2011
Report
for the quarter ended 31 March 2011
Group results for the quarter….
· First quarter production of 1.039Moz at a total cash cost of $706/oz.
· First quarter uranium production of 365klbs and silver production of 681koz
· Adjusted headline earnings of $203m, or 53 US cents a share.
· Hedge removal ensures strong cash generation from operating activities of $513m.
· Continued improvement in net debt to $1.1bn; a reduction of some $200m during the quarter.
· Kopanang shows 3% production gain, despite South Africa Christmas shutdown.
· Sadiola benefits from higher tonnages and grades for 3% production increase.
· Iduapriem showing early benefits from Project ONE, higher tonnages offset lower grade.
· Cripple Creek & Victor continues turnaround, with strong production gain.
· Exploration at Hutite prospect in Egypt showing promising, high-grade intercepts.
· New ore body discovered at Sunrise Dam.
Events post quarter-end…
· Proposed BEE restructuring ensures value for all beneficiaries; incremental accounting cost of about $18m.
Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
32,303
35,703       33,574
140,418
1,039
1,148 1,079 4,515
Price received
1
- R/kg / $/oz
312,261
99,671      244,873    135,862
1,391
452 1,015 561
Price received excluding hedge
buy-back costs
1
- R/kg / $/oz
312,261
303,454      244,873   271,018
1,391
1,372 1,015 1,159
Total cash costs - R/kg / $/oz
158,707
148,474      149,431   149,577
706
672 619 638
Total production costs - R/kg / $/oz
200,632
201,465      190,374    190,889
893
912 789 816
Financial review
Adjusted gross profit (loss)
2
- Rm / $m
3,464
(3,718)
1,638      (8,027)
497
(540)           218
(1,191)
Adjusted gross profit excluding hedge
buy-back costs
2
- Rm / $m
3,464
3,598         1,638
10,927
497
522 218 1,507
Profit attributable to equity
shareholders - Rm / $m
1,658
404          1,150         637
241
56 157 76
- cents/share
430
105             313         171
62
15 43 20
Adjusted headline earnings (loss)
3
- Rm / $m
1,415
(5,263)
463     (12,210)
203
(764)            61
(1,758)
- cents/share
367
(1,368)
126       (3,283)
53
(199)            17
(473)
Adjusted headline earnings
excluding hedge buy-back costs
3
- Rm / $m
1,415
2,026           463
5,652
203
294 61 787
- cents/share
367
527           126
1,520
53
76 17 212
Cash flow from operating activities
excluding hedge buy-back costs - Rm / $m
3,607
5,076        1,326
12,603
513
679 179 1,669
Capital expenditure - Rm / $m
1,740
2,572         1,283        7,413
249
365 171 1,015
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 March 2011
oz (000)
% Variance
2
$/oz
% Variance
2
$m
$m Variance
2
SOUTH AFRICA
401
(16)
637
3
210
(29)
Great Noligwa
22
(35)
1,202
31
(2)
(8)
Kopanang
80
3
589
(10)
40
7
Moab Khotsong
68
(11)
586
(12)
29
13
Mponeng
118
(17)
516
6
87
(19)
Savuka
11
-
833
(6)
6
2
TauTona
54
(33)
856
33
11
(22)
Surface Operations
48
(8)
540
1
40
(2)
CONTINENTAL AFRICA
363
(3)
819
4
163
22
Ghana
Iduapriem
56
(3)
714
(4)
24
(1)
Obuasi
70
6
1,011
7
14
4
Guinea
Siguiri - Attributable 85%
65
(8)
675
(2)
45
1
Mali
Morila - Attributable 40%
3
22
(8)
832
9
11
(3)
Sadiola - Attributable 41%
3
30
3
699
(11)
20
5
Yatela - Attributable 40%
3
7
(22)
1,387
-
-
3
Namibia
Navachab
17
(39)
955
28
6
(11)
Tanzania
Geita
94
4
817
9
36
10
Production
Total cash costs
Adjusted
gross profit (loss) excluding
hedge buy-back costs
1
Non-controlling interests, exploration
and other
7
12
AUSTRALASIA
72
(29)
1,153
29
5
(36)
Australia
Sunrise Dam
72
(29)
1,083
26
11
(33)
Exploration and other
(5)
(1)
AMERICAS
203
4
480
3
156
31
Argentina
Cerro Vanguardia - Attributable 92.50%
45
(10)
435
22
32
(7)
Brazil
AngloGold Ashanti Mineração
84
(1)
444
(3)
66
34
Serra Grande - Attributable 50%
17
(11)
711
40
6
(7)
United States of America
Cripple Creek & Victor
57
36
494
(11)
42
15
Non-controlling interests, exploration
and other
10
(4)
OTHER
(7)
(9)
Sub-total                                                          1,039                   (9)                706                    5                   527                  (21)
Equity accounted investments included above
(31)
(5)
AngloGold Ashanti
497                   (25)
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance March 2011 quarter on December 2010 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW
The first quarter of 2011 is the first period in which the company’s earnings were unencumbered by the hedge book, which was removed on 7 October 2010. The group now has full exposure to the spot price of gold, which continued to perform strongly in the face of inflationary fears, macroeconomic uncertainty and geopolitical tension. Adjusted headline earnings were $203m, or 53 US cents a share in the seasonally weak production period, compared with $294m, or 76 US cents the previous quarter. Profit attributable to ordinary shareholders was $241m, from $56m the previous quarter.
Cash generated from operating activities was strong at $513m. Free cash flow (after all capital expenditure, finance costs and tax) was $229m and this helped reduce net debt (excluding the mandatory convertible bond)
from $1.3bn at the end of last quarter to $1.1bn at 31 March 2011.
On 14 April 2011, following the end of the quarter, AngloGold Ashanti announced the proposed restructuring of its black economic empowerment transaction, initially entered into in 2006, to ensure the intended benefits accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE
Partner, Izingwe Holdings.
The total incremental accounting cost to AngloGold Ashanti of the proposed restructuring which is subject to shareholders’ approval, is around R121m (approximately $18m of which $12m will be recorded in 2011), while the pro-forma impact on adjusted headline earnings and net asset value per share is 0.4% and 0.2%
respectively. When implemented following shareholder approval, approximately $8m of the accounting cost will be recorded during the second quarter 2011, with the balance of $4m spread equally in the third and fourth quarters of 2011. The principal component of the restructured transaction is the proposed reinstatement over the next three years of a total of some 1.37m E Ordinary shares that have either lapsed or are expected to lapse without realising the anticipated value for their holders. Also, an additional 48,923 new ordinary shares will be allotted to employees who qualify for the scheme as of the original cut-off date.
The Board believes that proactively implementing the proposed restructuring will be recognised by government,
AngloGold Ashanti’s employees, Izingwe and society as a whole, as reinforcing the company’s continued
commitment to the spirit of transformation and empowerment as contained in the Mining Charter. Management believes that the amendment of this transaction has the potential to enhance labour relations within AngloGold
Ashanti’s South African operations and more broadly, reinforce AngloGold Ashanti’s reputation as a good corporate citizen in South Africa.
OPERATING RESULTS
Production and total cash costs for the three months to 31 March 2011, traditionally the slowest production quarter for AngloGold Ashanti, were 1.039Moz at $706/oz, compared with 1.148Moz at $672/oz the previous quarter. The result was affected by torrential rainfall which disrupted production at Sunrise Dam in Australia and
Navachab in Namibia, as well as the seasonally slow restart after the Christmas break in South Africa. Strong performances were delivered by Cripple Creek & Victor in the U.S., Kopanang in South Africa and Sadiola in
Mali.
Guidance for the first quarter was initially set at 1.04Moz at a total cash cost of $675/oz - $700/oz. This was adjusted to 1.02Moz, with a consequent impact on costs, on 15 March 2011 following the weather impact on the
Australian operations.
Total cash costs at $706/oz were adversely impacted by higher fuel prices, royalties (on the back of improved spot prices) and accounting deferred stripping costs.

SAFETY
Tragically, two employees lost their lives during the quarter in separate incidents at Great Noligwa, in South
Africa and at Obuasi, in Ghana. This is especially distressing, given the unblemished record of the previous quarter. Thorough analysis of those incidents was undertaken and steps taken to prevent their reoccurrence.
Encouragement can be taken from AngloGold Ashanti’s long-term all-injury statistics, which at 10.25 per million hours worked, were the lowest in the company’s history and bear testimony to the commitment at all levels to reaching our goal of an injury free workplace, and to the effectiveness of the systemic cultural changes being made in this business. In March, this broad measure of safety had improved by more than half from its levels of
2007, with South Africa and the Continental Africa regions leading the improvements. While these gains are encouraging, additional interventions and procedures are being designed and implemented to address specific factors influencing safety performance in order to drive continued improvements in these statistics.
OPERATING REVIEW
The South Africa operations produced 401,000oz at a total cash cost of $637/oz in the first quarter of 2011, compared with 476,000oz at a total cash cost of $616/oz the previous quarter. The performance was impacted by the slow restart following the annual year-end break by most of the South African workforce, as well as disruption caused by safety stoppages. At the West Wits operations, production from Mponeng, the company’s largest mine, declined by 17% to 118,000oz due mainly to lower grades and tonnages, influenced by underground temperature-related constraints. At neighbouring TauTona, the seasonal factors had a similar impact on production, compounded by lower yield and a seismic event in February. Production fell 33% to
54,000oz at a total cash cost of $856/oz. At the Vaal River operations, production from Moab Khotsong declined by 11% to 68,000oz due to lower volumes resulting from the restart after Christmas, safety stoppages during
February and high underground temperatures. This was partially offset by higher yield. Kopanang managed a
3% increase in production despite the Christmas shutdown as yields improved by 13%. Costs declined by 10%
to $589/oz. At Great Noligwa, production dropped 35% to 22,000oz, with safety stoppages and ore-pass blockages contributing to the decline. Lower grade affected production from the Surface Operations, resulting in a 8% decline to 48,000oz. Costs were well contained at $540/oz.
The Continental Africa operations produced 363,000oz at a total cash cost of $819/oz in the first quarter of
2011, compared with 374,000oz at a total cash cost of $790/oz the previous quarter. Geita’s production increased by 4% to 94,000oz mainly due to higher grades mined from the Nyankanga pit. Higher fuel and labour charges pushed total cash costs 9% higher to $817/oz. Production from Iduapriem declined 3% as planned to
56,000oz due to the decrease in recovered grade. This was partially offset by improved throughput arising from increased plant availability and utilisation. Total cash costs improved by 4% to $714/oz. At Obuasi, production rose 6% to 70,000oz due to a 5% increase in tonnage, achieved through consistency in plant operations and improved underground equipment availability. The operation’s 7% increase in total cash costs to $1,011/oz included a $54/oz non-cash charge for inventory movements. At Siguiri, production was 8% lower at 65,000oz following a reduction in tonnages, which was offset by higher recovered grades. Total cash costs improved by
2% to $675/oz due to reduced spending on external service providers. Mali continued to deliver strong operational free cashflow to the business. Production from Morila fell 8% to 22,000oz at a total cash cost of
$832/oz. At Yatela, output fell 22% to 7,000oz as less ore was stacked. Higher recovered grade and tonnages at Sadiola led to a 3% increase in production to 30,000oz. Costs decreased 11% to $699/oz. In Namibia,
Navachab’s production fell to 17,000oz as torrential rainfall hampered access to higher grade areas at the base of the pit.
The Americas operations produced 203,000oz at a total cash cost of $480/oz in the first quarter of 2011, compared with 196,000oz at a total cash cost of $465/oz the previous quarter. Cerro Vanguardia, in Argentina, posted a 10% decline in production to 45,000oz due to a planned reduction in grade and two scheduled plant shutdowns. Accelerating inflation in Argentina, particularly evident in higher payroll costs, caused a 22% rise in total cash costs to $435/oz, though this was partially offset by lower consumption of fuel, explosives and other consumables. At Cripple Creek & Victor in the U.S., production rose 36% to 57,000oz as planned, due to stacking ore closer to the liner on the new pad. Cash costs improved 11% to $494/oz. At AngloGold Ashanti
Córrego do Sítio Mineração (AngloGold Ashanti Mineração), production was little changed at 84,000oz, as higher grades offset lower tonnage caused by continued challenges relating to performance of the underground fleet and geotechnical challenges in the underground mine. Total cash costs improved by 3% to $444/oz, aided by higher by-product credits and lower costs on certain consumables. At Serra Grande, production decreased by

11% as planned to 17,000oz, due to lower grades and tonnages. Total cash cost increased 40% from previous quarter to $711/oz as a consequence of the lower production, local currency appreciation and additional equipment maintenance.
Australasia produced 72,000oz at a total cash cost of $1,153/oz in the first quarter of 2011, compared with
102,000oz at a total cash cost of $894/oz the previous quarter. (This figure includes deferred stripping charge of
$73/oz) The flood inundation event during the quarter at Sunrise Dam severely impacted all aspects of the operation. Laverton, 56km from the mine, had its highest rainfall in February since records were first kept in
1899. Sunrise Dam, meanwhile, recorded rainfall 30% higher than Laverton’s for the month, with the bulk of the rain falling in only two events. In one 24-hour period alone, more than 150mm fell, resulting in destructive flash flooding and substantial inflows of water into the open pit and underground. All efforts were directed into pumping and dewatering during the period.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $249m during the quarter, of which $89m was spent on growth projects. Of the growth-related capital, $49m was spent in the Americas, $18m was spent in Continental Africa,
$5m in Australasia and $17m in South Africa.
Good progress was made on the Córrego do Sítio project in Brazil’s Minas Gerais state. The team from Sherritt is preparing to visit the site to commission the autoclave, while the major plant refurbishment was finalised during
April. Purchasing processes for the main pieces of equipment and major civil works are also complete. The ball mill from the Queiroz plant has been disassembled and trucked to Córrego do Sítio, while the new jaw crusher, screen and vibrating feeders are already on site. Other imported equipment, including Knelson concentrator and autoclave lining have already been shipped to Brazil. Ore production was ahead of plan during the period.
In the Democratic Republic of the Congo, progress was made on the Kibali joint venture, operated by
AngloGold Ashanti’s joint venture partner Randgold Resources. The partners have been involved in detailed technical discussions around the final project design. Randgold has further provided guidelines on a high-level integrated project implementation schedule. However, this schedule requires further work. A mining-study manager was appointed to co-ordinate a full redesign and schedule for the underground mine. Randgold also provided a milestone schedule which indicates that the project approval is planned for the first quarter in 2012.
The relocation action plan project is progressing well with good support from the community.
Also in the DRC, AngloGold Ashanti completed the feasibility study on the Mongbwalu project in March 2011.
The Mongbwalu project forms part of Ashanti Goldfields Kilo, a DRC company 86.22% owned and managed by
AngloGold Ashanti and 13.78% by SOKIMO, the DRC state-owned mining company. The project is currently moving into an optimisation phase which is planned to be completed by June 2011 and the project will be submitted to the AngloGold Ashanti board for project funding approval. The Mineral Resource model is currently updated with the latest drilling data and is due for completion during the current quarter. A project manager has been appointed to oversee the upgrade and refurbishment of the existing run-of-river hydro power station. The project will result in reliable green power to the surrounding district residents and industry.
At the Tropicana project in Australia (AngloGold Ashanti 70% and manager, Independence Group NL 30%), the contract for construction of the 220km site access road was awarded during the quarter. Major approvals for the road were obtained and construction has begun. In April, the EPCM contract with Lycopodium was executed and the open-pit mining contract was nearing completion. Tenders were issued for the long lead-time, major equipment packages. Detailed engineering design of the plant and infrastructure is underway and will be carried out in parallel with road construction, while plant construction is scheduled to begin early in 2012. Boston Shaker feasibility study work during the quarter included metallurgical testing, resource modelling, pit optimisations and design. It is anticipated that reserves and resources for Boston Shaker will be updated by mid 2011. A two-year pre-feasibility study on Havana Deeps was approved by the Tropicana JV partners during the quarter and drilling to support the study began in late March. The study will examine the best options for exploiting the Havana
Deeps mineralisation, including mining using an expanded pit with an underground operation beneath the pit, or using an underground mine below the current planned pit design.

EXPLORATION
Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $71m ($26m on brownfield, $25m on greenfield and $20m on pre-feasibility studies), compared with $65m the previous quarter ($23m on brownfield, $26m on greenfield and $16m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter. More detail on AngloGold Ashanti’s exploration programme can be found at www.anglogoldashanti.com.
Greenfield exploration activities were undertaken in six regions (Australia, Americas, China, Southeast Asia, Sub-
Saharan Africa and the Middle East & North Africa) during the first quarter. A total of 35,801m of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia, Guinea,
Gabon, the DRC, Egypt and the Solomon Islands.
In Australia, in the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%) regional Greenfields exploration during the quarter was affected by seasonal, but larger than anticipated, rainfall events in the
Tropicana area and adjacent goldfields. Exploration programs were impacted, but have re-commenced. Regional geochemical sampling programs recommenced in February at the wholly-owned Viking project, which lies southwest of the Tropicana JV within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit.
Aircore drilling of geochemical anomalies and an airborne magnetic survey are planned for the second quarter.
In late 2010, AngloGold Ashanti entered a farm-in and joint venture agreement with Stellar Resources over the
Coronation Bore and Gairdner projects in the Gawler Craton of South Australia, targeting world-class Iron Oxide
Copper Gold mineralisation. Land access negotiations have progressed with expectations of commencing geophysical surveys in the second quarter. At the Cornelia Range project, located in central Western Australia, land access negotiations advanced during the quarter and planning commenced for airborne geophysical surveying and field reconnaissance. AngloGold Ashanti withdrew from the Saxby JV (NW Queensland) with
Falcon Minerals Limited in February 2011 and has no further interest in the project.
Greenfields exploration in the Americas during the first quarter of 2011 continued focusing on early stage exploration in Colombia, Canada, USA, Brazil and Argentina. In Canada, joint-venture partner Commander
Resources is preparing for the field season at the Baffin Island Gold Project in Nunavut. In Brazil, at the Falcão
Joint Venture, 100m x 50m spaced infill soil sampling has been extended along strike to cover prospective areas of the target structure highlighted by the geophysics. To date 11 lines with a total length of 46.1km have been sampled. Drill testing is scheduled to commence in May. In Colombia, field teams continued rock and soil sampling and mapping at Quebradona. In March, a diamond drilling program was initiated at the Chaquiro
Project. A total of 694m were drilled in Q1 and drilling at Chaquiro continues. At the Colosa project area, where
AngloGold Ashanti now has four rigs working, a series of strong drill results continue to confirm the company’s confidence in the ore body.
In the Solomon Islands, exploration activities continued at the Kele and Mase joint ventures with XDM
Resources. Tenement applications associated with two additional joint venture agreements covering the New
Georgia and Vangunu project areas progressed. At Kele, diamond drilling resumed in late February, with 997m of drilling completed during the quarter. Other work included mechanical trenching totalling 1.71km and geochemical sampling with work focussed in the Babatia, Tango West, Konga, Arovo and Vulu prospect areas.
Specialist activities included further geophysical, structural and spectral studies of the established mineralised prospect areas.
In the Democratic Republic of the Congo, regional exploration continued on Ashanti Goldfields Kilo’s (AGK)
5,487km
2
Kilo project. A 5,000m diamond drilling programme over key targets in the regional Kilo area that commenced last quarter at Mont Tsi continued and a total of 1,212m over four holes were drilled to test the mineralisation in and around intrusive bodies. Preliminary results are encouraging with hole MTDD001 returning an intercept of 23.03m @ 3.08 g/t Au. A follow-up soil sampling grid comprising 1,275 samples has been completed on the 2010 stream sediment sampling anomaly. Several soil anomalies have been identified so far and further investigations are underway. Follow-up of regional soil anomalies by trenching, detailed mapping and sampling is ongoing in the northern and central areas with encouraging results. In Gabon, drilling continued on the Ndjolé licence being explored in a joint venture with Dome Ventures. To date, a total of 3,000m has been drilled at the LaMboumi prospect. Extensive sampling has been carried out with 16,000 samples on the Dome JV licences and 5,200 samples on AngloGold Ashanti’s own exploration licences, with robust anomalies that will be tested in the coming months. An EM and magnetic survey was flown during the first quarter over the Ndjole licence and preliminary results show that the prospective lithologies can be mapped in detail below the soil cover with the EM. This geophysical data will be used to generate further drill targets in the short term and direct the continuing soil sampling programme.
In Tanzania, a field mapping exercise was undertaken on the Lusahunga licences, some 150km west of Geita
Gold Mine, to test the initial interpretation of airborne geophysical data from a survey completed in 2010. Grab samples yielded encouraging results up to 11 g/t Au and a follow-up sampling and drilling programme is being planned for later in the year.
In Guinea, regional exploration work including soil sampling and drilling continued on Blocks 2 and 4 that form part of the greater Siguiri mine tenement. At the end of the first quarter, a total of 6,763 soil samples have been collected, including 2,454 from Block 2 and 4,309 from Block 4. The first phase of diamond drilling to better understand the geological model and mineralisation controls at Saraya (Block 2) has been completed. A total of
2,058m over 8 holes were drilled during the quarter and interpretation of the results is in progress. The first phase of reconnaissance aircore drilling in Block 3 (Kounkoun) was also completed with a total of 9,840m over
107 holes. The interpretation of the findings is underway and preliminary results are encouraging. A reconnaissance aircore drilling programme in the Corridor Block was carried out and by the end of the first phase a total of 6,775m over 96 holes had been drilled.
Greenfields exploration in the Middle East and North Africa region is being undertaken by Thani Ashanti; a
50:50 Strategic Alliance between AngloGold Ashanti and Thani Investments. During the first quarter, 1,822m of drilling was completed and results have been received from three of the nine holes. The results include:
12m @ 3.6 g/t Au from 178m;
14m @ 2.9 g/t Au from 193m;
6m @ 4.3 g/t Au from 155m;
8m @ 2.3 g/t Au from 168m;
1m @ 15.7 g/t Au from 133m;
6m @ 1.8 g/t Au from 175m.
Hutite is an historical underground gold mine, which ceased operations in 1952. While historical production figures are unknown, the deposit has many characteristics of other orogenic gold deposits throughout the world.
Mineralisation, including significant visible gold, has been defined by drilling over a strike length of 1.5km and remains open along strike and at depth. A second rig is scheduled to start drilling in April.
In Eritrea, the 10,000 line km airborne EM, magnetic and radiometric survey was completed at the Kerkasha and
Akordat North exploration licences. The preliminary results of this survey are currently being interpreted and surface geochemical programmes have commenced.
Thani Ashanti signed a Heads of Terms with Stratex International in 2010 signed a Joint Venture Agreement in
April 2011. The JV is for 11 exploration licences in the Afar region of Ethiopia and Djibouti and will explore for low-sulphidation, bonanza epithermal deposits. As part of this agreement, Thani Ashanti has a minimum exploration commitment of US$1M, and can earn 51% interest in the licences by spending US$3M. In addition,
Thani Ashanti has completed a US$0.5M private placement into Stratex International. Encouraging surface sample results from the Megenta prospect in Ethiopia will be followed up with 3,000m drill programme in the second quarter. In addition, the Asal and Dimoli Khan ELs in Djibouti have returned positive rock chip assays, with eight of eighteen samples from Asal assaying between 0.22 – 3.08 g/t Au.
OUTLOOK
Second quarter production is expected to be around 1.09Moz. Given stronger, volatile currencies and fuel prices,
AngloGold Ashanti is guiding second-quarter total cash costs at $760/oz (R6.75/$, Brent crude $120/bl) and equivalent Australian dollar and Brazilian real rates. The quarter-on-quarter increase is influenced by stronger local currencies, higher fuel prices and electricity costs. The above numbers include accounting for deferred stripping charges at $14/oz.

Review of the Gold Market
Gold price movement and investment markets
Gold price data
The gold price traded as low as $1,308/oz at the beginning of the year as investors moved out of safe-haven holdings into riskier assets, before recovering steadily to current near-record levels. Civil unrest in the Middle
East and North Africa unnerved oil markets and resulted in Brent Crude trading well above the key
$100/barrel, with the prospects of continued elevated prices while a speedy resolution of the Libyan conflict looks increasingly unlikely. The consequences of higher oil prices and concomitant inflationary implications have raised questions about the sustainability of the nascent global economic recovery. Widespread civil unrest in the Middle East and North Africa, continued debt concerns among European Union members and growing uncertainty over the United States long-term macroeconomic outlook – underscored by Standard &
Poor’s surprise 18 April 2011 downgrade of the outlook on US debt to `negative’ have propelled the gold price to new record levels above $1,500/oz.
Investment demand
Despite the rebound in the gold price from February onwards, total ETF investment holdings still reflect a net redemption of 1.72Moz, or 2.5% of the gross holdings over the quarter, relative to the start of the year. Gross holdings at the end of the first quarter were 66.81Moz or $95.3bn at $1,426/oz. Much of the ETF sell-off in
January was attributed to a rebalancing of portfolios as investors banked gains resulting from the 30% rise in the gold price in 2010. Global sales of bar and coin in 2010 amounted to some 60% of investment demand, with ETFs accounting for 20%. It is also worth noting that the rate of bar and coin outflows in the March quarter is likely to have been less than ETF sales as coins and bars are not as easy to sell as ETFs. The
COMEX positioning, whilst traditionally more volatile, also showed a net decrease over the quarter. Having started at 28Moz net long, it finished 6% lower at 26.3Moz net long. In India, gold medallion and bar sales for the first quarter were higher than the same period last year. The Indian ETF market continued to grow.
During the quarter under review, new gold mutual funds were launched to tap mass market demand for gold
ETFs. China experienced another stellar quarter on the investment front, with an estimated year-on-year increase of some 50%. In the US, coin and bar demand remained strong, though with no anecdotal evidence of a repeat in coin minting shortfalls.
Official sector
The World Gold Council released a report during the quarter which confirmed widespread expectations that the official sector was a net purchaser of gold in 2010. This marks the first time since 1998 that the sector has contributed to demand, rather than being a significant source of supply. Continuing sovereign debt concerns in the Eurozone are likely to keep bullion in central banks vaults, while the trend of emerging nations bolstering gold reserves is also expected to continue.
Jewellery sales
India’s gold resurgence continued in the first quarter of 2011 as January and February import figures reflected a 28% increase in volume terms over the same period last year. After a record 2010, consumption still remained robust at the beginning of the year due to a drop in gold prices and relative stability during the beginning of the auspicious period. An interesting trend has developed in India, with consumers advancing money to retailers to book prices when there is a significant drop. As a result of this trend, retailers are flush with welcome working capital. A further development saw significant demand for bars and coins, not for investment but to be converted into jewellery during the marriage season. China experienced its strongest quarter for gold jewellery demand in five years with an estimated 12% to 15% year-on-year increase.
Remarkably, demand remained very strong following the Chinese New Year period which traditionally sees a dramatic slow down in demand. Eighteen-carat gold jewellery once again failed to keep pace with pure gold, but still registered strong growth of about 8%. During the first quarter, the beleaguered US market continued
to build upon its improved fourth-quarter performance, with many retailers expressing some optimism for the future. A 4% increase in gold jewellery demand is expected in the quarter under review. The low-end gold market has been severely damaged by the twin blows recession and high gold prices, but the higher-end market continues to grow.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2011
2010
2010
2010
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
10,402
11,095 8,453 40,135
Gold income
9,934
10,614 8,222 38,833
Cost of sales 3
(6,469)
(7,016) (6,060) (25,833)
Gain (loss) on non-hedge derivatives and other
commodity contracts
4
11
(529) 59 (5,136)
Gross profit
3,476
3,069 2,221 7,864
Corporate administration, marketing and other
expenses
(465)
(518) (301) (1,589)
Exploration costs
(397)
(338) (277) (1,446)
Other operating expenses
5
(88)
(27) (56) (149)
Special items
6
11
(208) (174) (894)
Operating profit
2,537
1,978 1,413 3,786
Interest received
55
119 65 311
Exchange gain
4
93 38 18
Fair value adjustment on option component of
convertible bonds
90
(280) 356 39
Finance costs and unwinding of obligations
7
(341)
(357) (239) (1,203)
Fair value adjustment on mandatory convertible
bonds
139
(222) - (382)
Share of equity accounted investments' profit
81
63 163 467
Profit before taxation
2,565
1,394 1,796 3,036
Taxation
8
(864)
(878) (558) (2,018)
Profit for the period
1,701
516 1,238 1,018
Allocated as follows:
Equity shareholders
1,658
404 1,150 637
Non-controlling interests
43
112 88 381
1,701
516 1,238 1,018
Basic earnings per ordinary share (cents)
1
430
105 313 171
Diluted earnings per ordinary share (cents)
2
429
105 313 171
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2011
2010
2010
2010
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
1,489
1,613 1,126 5,514
Gold income
1,422
1,543 1,095 5,334
Cost of sales 3
(926)
(1,021) (807) (3,550)
Gain (loss) on non-hedge derivatives and other
commodity contracts
4
2
(77) 13 (702)
Gross profit
498
445 301 1,082
Corporate administration, marketing and other
expenses
(66)
(76) (40) (220)
Exploration costs
(57)
(49) (37) (198)
Other operating expenses
5
(13)
(4) (8) (20)
Special items
6
1
(31) (23) (126)
Operating profit
363
285 193 518
Interest received
8
17 9 43
Exchange gain
-
14 4 3
Fair value adjustment on option component of
convertible bonds
15
(41) 48 (1)
Finance costs and unwinding of obligations
7
(49)
(52) (32) (166)
Fair value adjustment on mandatory convertible
bonds
22
(33) - (55)
Share of equity accounted investments' profit
12
9 22 63
Profit before taxation
371
199 244 405
Taxation
8
(123)
(127) (76) (276)
Profit for the period
248
72 168 129
Allocated as follows:
Equity shareholders
241
56 157 76
Non-controlling interests
7
16 11 53
248
72 168 129
Basic earnings per ordinary share (cents)
1
62
15 43 20
Diluted earnings per ordinary share (cents)
2
62
14 43 20
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2011
2010
2010
2010
SA Rand million
Unaudited Unaudited Unaudited Audited
Profit for the period
1,701
516 1,238 1,018
Exchange differences on translation of foreign
operations
474
(759) (280) (1,766)
Share of equity accounted investments' other
comprehensive (expense) income
(2)
1 - (1)
Net loss on cash flow hedges
-
- (1) -
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- 279 279
Realised gain on hedges of capital items
1
1 1 3
Deferred taxation thereon
-
- (98) (99)
1
1 181 183
Net (loss) gain on available-for-sale financial
assets
(11)
403 (45) 545
Release on disposal and impairment of
available-for-sale financial assets
-
(299) - (340)
Deferred taxation thereon
-
- 1 13
(11)
104 (44) 218
Actuarial loss recognised
-
(175) - (175)
Deferred taxation thereon
-
47 - 47
Deferred taxation thereon
47 47
-
(128) - (128)
Other comprehensive income (expense)
for the period net of tax
462
(781) (143) (1,494)
Total comprehensive income (expense)
for the period net of tax
2,163
(265) 1,095 (476)
Allocated as follows:
Equity shareholders
2,120
(377) 1,007 (857)
Non-controlling interests
43
112 88 381
2,163
(265) 1,095 (476)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2011
2010
2010
2010
US Dollar million
Unaudited Unaudited Unaudited Audited
Profit for the period
248
72 168 129
Exchange differences on translation of foreign
operations
(48)
123 22 213
Share of equity accounted investments' other
comprehensive (expense) income
-
- - -
Net loss on cash flow hedges
-
- - -
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- 37 38
Realised gain on hedges of capital items
-
- - -
Deferred taxation thereon
-
- (13) (13)
-
- 24 25
Net (loss) gain on available-for-sale financial
assets
(2)
56 (6) 75
Release on disposal and impairment of
available-for-sale financial assets
-
(41) - (47)
Deferred taxation thereon
-
- - 2
(2)
15 (6) 30
Actuarial loss recognised
-
(24) - (24)
Deferred taxation thereon
-
6 - 6
Deferred taxation thereon
6 6
-
(18) - (18)
Other comprehensive (expense) income
for the period net of tax
(50)
120 40 250
Total comprehensive income
for the period net of tax
198
192 208 379
Allocated as follows:
Equity shareholders
191
176 197 326
Non-controlling interests
7
16 11 53
198
192 208 379
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2011
2010
2010
SA Rand million
Note
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
41,488
40,600 42,476
Intangible assets
1,325
1,277 1,309
Investments in associates and equity accounted joint ventures
4,337
4,087 4,795
Other investments
1,677
1,555 1,315
Inventories
2,453
2,268 2,485
Trade and other receivables
1,099
1,000 867
Derivatives
-
- 19
Deferred taxation
87
131 349
Cash restricted for use
131
214 364
Other non-current assets
68
59 99
52,665
51,191 54,078
Current assets
Inventories
6,082
5,848 5,216
Trade and other receivables
1,878
1,625 1,517
Derivatives
17
6 1,517
Current portion of other non-current assets
27
4 2
Cash restricted for use
123
69 118
Cash and cash equivalents
4,187
3,776 5,346
12,314
11,328 13,716
Non-current assets held for sale
10
110 665
12,324
11,438 14,381
TOTAL ASSETS
64,989
62,629 68,459
EQUITY AND LIABILITIES
Share capital and premium 11
45,742
45,678 39,884
Retained earnings and other reserves
(17,641)
(19,470) (17,465)
Non-controlling interests
874
815 956
Total equity
28,975
27,023 23,375
Non-current liabilities
Borrowings
16,991
16,877 4,809
Environmental rehabilitation and other provisions
4,025
3,873 3,383
Provision for pension and post-retirement benefits
1,268
1,258 1,181
Trade, other payables and deferred income
112
110 144
Derivatives
1,093
1,158 941
Deferred taxation
6,428
5,910 5,661
29,917
29,186 16,119
Current liabilities
Current portion of borrowings
312
886 7,095
Trade, other payables and deferred income
4,645
4,630 3,867
Derivatives
-
- 16,674
Taxation
1,140
882 1,271
6,097
6,398 28,907
Non-current liabilities held for sale
-
22 58
6,097
6,420 28,965
Total liabilities
36,014
35,606 45,084
TOTAL EQUITY AND LIABILITIES
64,989
62,629 68,459
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2011
2010
2010
US Dollar million
Note
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,132
6,180 5,823
Intangible assets
196
194 180
Investments in associates and equity accounted joint ventures
641
622 657
Other investments
248
237 180
Inventories
363
345 340
Trade and other receivables
162
152 119
Derivatives
-
- 3
Deferred taxation
13
20 48
Cash restricted for use
19
33 50
Other non-current assets
10
9 14
7,784
7,792 7,414
Current assets
Inventories
899
890 715
Trade and other receivables
277
247 208
Derivatives
3
1 208
Current portion of other non-current assets
4
1 -
Cash restricted for use
18
10 16
Cash and cash equivalents
619
575 733
1,820
1,724 1,880
Non-current assets held for sale
2
16 91
1,822
1,740 1,971
TOTAL ASSETS
9,606
9,532 9,385
EQUITY AND LIABILITIES
Share capital and premium 11
6,637
6,627 5,811
Retained earnings and other reserves
(2,483)
(2,638) (2,738)
Non-controlling interests
129
124 131
Total equity
4,283
4,113 3,204
Non-current liabilities
Borrowings
2,511
2,569 659
Environmental rehabilitation and other provisions
595
589 464
Provision for pension and post-retirement benefits
187
191 162
Trade, other payables and deferred income
16
17 20
Derivatives
162
176 129
Deferred taxation
950
900 776
4,421
4,442 2,210
Current liabilities
Current portion of borrowings
46
135 973
Trade, other payables and deferred income
687
705 530
Derivatives
-
- 2,286
Taxation
169
134 174
902
974 3,963
Non-current liabilities held for sale
-
3 8
902
977 3,971
Total liabilities
5,323
5,419 6,181
TOTAL EQUITY AND LIABILITIES
9,606
9,532 9,385
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2011
2010
2010
2010
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
10,123
10,955 8,166 39,717
Payments to suppliers and employees
(6,596)
(5,944) (6,640) (26,682)
Cash generated from operations
3,527
5,011 1,526 13,035
Dividends received from equity accounted investments
203
218 117 939
Taxation paid
(123)
(153) (317) (1,371)
Cash utilised for hedge buy-back costs
-
(7,312) - (18,333)
Net cash inflow (outflow) from operating activities
3,607
(2,236) 1,326 (5,730)
Cash flows from investing activities
Capital expenditure
(1,635)
(2,470) (1,267) (7,108)
Proceeds from disposal of tangible assets
12
12 16 500
Other investments acquired
(215)
(152) (120) (832)
Acquisition of associates and equity accounted joint ventures
(166)
(100) (72) (319)
Proceeds on disposal of associate
-
- 4 4
Loans advanced to associates and equity accounted joint ventures
-
- (17) (22)
Proceeds from disposal of subsidiary
62
- - -
Cash in subsidiary disposed
(77)
- - -
Proceeds from disposal of investments
105
578 54 1,039
Decrease (increase) in cash restricted for use
31
8 (3) 182
Interest received
54
59 59 232
Loans advanced
-
(8) (37) (41)
Repayment of loans advanced
-
2 1 3
Net cash outflow from investing activities
(1,829)
(2,071) (1,382) (6,362)
Cash flows from financing activities
Proceeds from issue of share capital
5
31 3 5,656
Share issue expenses
-
(31) - (144)
Proceeds from borrowings
-
1,880 264 16,666
Repayment of borrowings
(1,080)
(2,400) (2,642) (12,326)
Finance costs paid
(122)
(398) (76) (821)
Mandatory convertible bond transaction costs
-
(30) - (184)
Dividends paid
(306)
(139) (260) (846)
Net cash (outflow) inflow from financing activities
(1,503)
(1,087) (2,711) 8,001
Net increase (decrease) in cash and cash equivalents
275
(5,394) (2,767) (4,091)
Translation
63
(70) (63) (236)
Cash and cash equivalents at beginning of period
3,849
9,313 8,176 8,176
Cash and cash equivalents at end of period
(1)
4,187
3,849 5,346 3,849
Cash generated from operations
Profit before taxation
2,565
1,394 1,796 3,036
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(11)
499 (672) 2,946
Amortisation of tangible assets
1,294
1,341 1,267 5,022
Finance costs and unwinding of obligations
341
357 239 1,203
Environmental, rehabilitation and other expenditure
1
470 30 535
Special items
45
279 169 1,076
Amortisation of intangible assets
4
7 4 18
Deferred stripping
141
156 204 921
Fair value adjustment on option component of convertible bonds
(90)
280 (356) (39)
Fair value adjustment on mandatory convertible bonds
(139)
222 - 382
Interest received
(55)
(119) (65) (311)
Share of equity accounted investments' profit
(81)
(63) (163) (467)
Other non-cash movements
43
133 21 250
Movements in working capital
(531)
55 (948) (1,537)
3,527
5,011 1,526 13,035
Movements in working capital
Increase in inventories
(354)
(101) (97) (667)
Increase in trade and other receivables
(497)
(200) (302) (781)
Increase (decrease) in trade and other payables
320
356 (549) (89)
(531)
55 (948) (1,537)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of R73m.

Group statement of cash flows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2011
2010
2010
2010
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
1,451
1,589 1,086 5,448
Payments to suppliers and employees
(950)
(925) (881) (3,734)
Cash generated from operations
501
664 205 1,714
Dividends received from equity accounted investments
30
39 16 143
Taxation paid
(18)
(24) (42) (188)
Cash utilised for hedge buy-back costs
-
(1,061) - (2,611)
Net cash inflow (outflow) from operating activities
513
(382) 179 (942)
Cash flows from investing activities
Capital expenditure
(234)
(350) (169) (973)
Proceeds from disposal of tangible assets
2
2 2 69
Other investments acquired
(31)
(23) (16) (114)
Acquisition of associates and equity accounted joint ventures
(24)
(15) (10) (44)
Proceeds on disposal of associate
-
- 1 1
Loans advanced to associates and equity accounted joint ventures
-
- (2) (3)
Proceeds from disposal of subsidiary
9
- - -
Cash in subsidiary disposed
(11)
- - -
Proceeds from disposal of investments
15
80 7 142
Decrease in cash restricted for use
5
2 - 25
Interest received
8
8 8 32
Loans advanced
-
(1) (5) (6)
Repayment of loans advanced
-
- - -
Net cash outflow from investing activities
(261)
(297) (184) (871)
Cash flows from financing activities
Proceeds from issue of share capital
1
4 - 798
Share issue expenses
-
(4) - (20)
Proceeds from borrowings
-
276 35 2,316
Repayment of borrowings
(152)
(324) (352) (1,642)
Finance costs paid
(18)
(58) (10) (115)
Mandatory convertible bond transaction costs
-
(4) - (26)
Dividends paid
(43)
(20) (35) (117)
Net cash (outflow) inflow from financing activities
(212)
(130) (362) 1,194
Net increase (decrease) in cash and cash equivalents
40
(809) (367) (619)
Translation
(7)
57 - 105
Cash and cash equivalents at beginning of period
586
1,338 1,100 1,100
Cash and cash equivalents at end of period
(1)
619
586 733 586
Cash generated from operations
Profit before taxation
371
199 244 405
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(2)
72 (94) 408
Amortisation of tangible assets
185
195 169 690
Finance costs and unwinding of obligations
49
52 32 166
Environmental, rehabilitation and other expenditure
-
69 4 78
Special items
7
42 23 152
Amortisation of intangible assets
1
1 - 2
Deferred stripping
20
23 27 125
Fair value adjustment on option component of convertible bonds
(15)
41 (48) 1
Fair value adjustment on mandatory convertible bonds
(22)
33 - 55
Interest received
(8)
(17) (9) (43)
Share of equity accounted investments' profit
(12)
(9) (22) (63)
Other non-cash movements
7
19 3 37
Movements in working capital
(80)
(56) (124) (299)
501
664 205 1,714
Movements in working capital
Increase in inventories
(17)
(85) (33) (236)
Increase in trade and other receivables
(66)
(46) (45) (142)
Increase (decrease) in trade and other payables
3
75 (46) 79
(80)
(56) (124) (299)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of $11m.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses) translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2009
39,834
1,194 (25,739) (174) 414 (285) 6,314 21,558 966 22,524
Profit for the period 1,150 1,150 88 1,238
Other comprehensive (expense) income 181 (44) (280) (143) (143)
Total comprehensive income (expense)
-                   -              1,150                  181                  (44)                     -              (280)            1,007                   88              1,095
Shares issued
50
50 50
Share-based payment for share awards
net of exercised
45 45 45
Dividends paid (255) (255) (255)
Dividends of subsidiaries - (84) (84)
Translation (2) 22 (6) 14 (14) -
Balance at 31 March 2010
39,884
1,237
(24,822)
7
364
(285)
6,034
22,419
956
23,375
Balance at 31 December 2010
45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
Profit for the period
1,658
1,658
43
1,701
Other comprehensive income (expense)
(2)
1
(11)
474
462
462
Total comprehensive income (expense)
-                      (2)            1,658                     1                  (11)                    -                474              2,120                   43              2,163
Shares issued
64
64
64
Share-based payment for share awards
net of exercised
31
31
31
Dividends paid
(306)
(306)
(306)
Translation
8
(39)
16
(1)
(16)
16
-
Balance at 31 March 2011
45,742
1,312
(24,124)
(14)
573
(410)
5,022
28,101
874
28,975
US Dollar million
Balance at 31 December 2009
5,805
161 (2,744) (23) 56 (38) (317) 2,900 130 3,030
Equity holders of the parent
( , ) ( ) ( ) ( ) , ,
Profit for the period 157 157 11 168
Other comprehensive income (expense) 24 (6) 22 40 40
Total comprehensive income (expense)
-                      -                 157                    24                    (6)                     -                 22                  197                  11                 208
Shares issued 6 6 6
Share-based payment for share awards
net of exercised
6 6 6
Dividends paid (35) (35) (35)
Dividends of subsidiaries - (11) (11)
Translation 3 (3) (1) (1) 1 -
Balance at 31 March 2010                                    5,811                   170            (2,625)                     1                  50                  (39)             (295)              3,073                131              3,204
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Profit for the period
241
241
7
248
Other comprehensive expense
(2)
(48)
(50)
(50)
Total comprehensive income (expense)
-                       -                  241                       -                  (2)                   -                   (48)               191                     7                  198
Shares issued
10
10
10
Share-based payment for share awards
net of exercised
5
5
5
Dividends paid
(43)
(43)
(43)
Translation
(5)
5
1
1
2
(2)
-
Balance at 31 March 2011
6,637
194
(2,547)
(2)
85
(61)
(152)
4,154
129
4,283
Rounding of figures may result in computational discrepancies.

Segmental reporting
for the quarter ended 31 March 2011
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Gold income
South Africa
3,910
4,499
3,083
16,056
560
654
410
2,207
Continental Africa
3,805
3,654
3,082
13,604
545
532
411
1,868
Australasia
674
988
844
3,391
97
143
113
466
Americas
2,119
2,073
1,879
8,202
303
301
250
1,124
10,508
11,214
8,888
41,253
1,505
1,630
1,184
5,665
Equity accounted investments
included above
(574)
(600)
(667)
(2,420)
(82)
(87)
(89)
(331)
9,934
10,614
8,222
38,833
1,422
1,543
1,095
5,334
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Gross profit (loss)
South Africa
1,469
(345)
797
3,180
210
(50)
108
429
Continental Africa
1,132
4,412
815
4,219
163
640
110
604
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive
Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual
members of the Executive Management team are responsible for geographic regions of the business.
Quarter ended
Quarter ended
Quarter ended
Quarter ended
SA Rand million
US Dollar million
SA Rand million
US Dollar million
Continental Africa
1,132
4,412
815
4,219
163
640
110
604
Australasia
37
(513)
(24)
(1,452)
5
(75)
(3)
(206)
Americas
1,101
(317)
909
2,664
158
(46)
122
357
Corporate and other
(49)
13
41
171
(7)
2
5
23
3,690
3,250
2,538
8,782
529
471
343
1,207
Equity accounted investments
included above
(214)
(180)
(317)
(918)
(31)
(26)
(42)
(125)
3,476
3,069
2,221
7,864
498
445
301
1,082
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Adjusted gross profit (loss)
excluding hedge buy-back
costs
(1)
South Africa
1,469
1,652
387
4,580
210
239
51
634
Continental Africa
1,132
971
781
3,314
163
141
104
455
Australasia
37
279
(25)
217
5
41
(3)
33
Americas
1,090
863
771
3,563
156
125
103
487
Corporate and other
(49)
13
41
171
(7)
2
5
23
3,678
3,778
1,955
11,845
527
548
260
1,632
Equity accounted investments
included above
(214)
(180)
(317)
(918)
(31)
(26)
(42)
(125)
3,464
3,598
1,638
10,927
497
522
218
1,507
(1)
Refer to note B "Non-GAAP disclosure" for definition.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
SA Rand million
US Dollar million

Segmental reporting (continued)
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Gold production
(1)
South Africa
12,466
14,801
11,949
55,528
401
476
384
1,785
Continental Africa
11,287
11,623
11,643
46,390
363
374
374
1,492
Australasia
2,244
3,175
3,552
12,313
72
102
114
396
Americas
6,306
6,105
6,431
26,187
203
196
207
842
32,303
35,703
33,574
140,418
1,039
1,148
1,079
4,515
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Capital expenditure
South Africa
663
1,009
610
3,096
95
144
81
424
Continental Africa
436
685
204
1,708
62
97
27
234
Australasia
75
71
65
290
11
10
9
40
Americas
551
782
393
2,270
79
111
52
311
Corporate and other
14
25
11
49
2
3
2
6
1,740
2,572
1,283
7,413
249
365
171
1,015
Equity accounted investments
included above
(105)
(102)
(16)
(305)
(15)
(15)
(2)
(42)
1,635
2,470
1,267
7,108
234
350
169
973
Quarter ended
Quarter ended
Quarter ended
Quarter ended
kg
oz (000)
SA Rand million
US Dollar million
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2011
2010
2010
2011
2010
2010
Unaudited Audited Unaudited Unaudited Audited Unaudited
Total assets
South Africa
16,275
16,226
16,892
2,406
2,469
2,316
Continental Africa
26,682
26,060
28,660
3,944
3,966
3,929
Australasia
4,000
3,644
4,208
591
555
577
Americas
14,656
13,855
14,692
2,166
2,109
2,014
Corporate and other
3,917
3,384
4,526
579
515
620
65,530
63,169
68,978
9,686
9,614
9,456
Equity accounted investments
included above
(541)
(540)
(518)
(80)
(82)
(71)
64,989
62,629
68,459
9,606
9,532
9,385
(1)
Gold production includes equity accounted investments.
Rounding of figures may result in computational discrepancies.
US Dollar million
SA Rand million

Notes
for the quarter ended 31 March 2011
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2011.
2.      Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Mar                  Dec                        Mar
Dec
Mar
Dec                     Mar                      Dec
2011                   2010                       2010
2010
2011
2010                      2010                     2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Gold income
9,934
10,614 8,222 38,833
1,422
1,543 1,095 5,334
By-products (note 3)
356
321 166 935
51
47 22 129
Royalties received
57
42 - 56
8
6 - 8
Interest received
55
119
65                       311
8
17 9 43
10,402
11,095 8,453 40,135
1,489
1,613 1,126 5,514
3.
Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Mar                   Dec                        Mar
Dec
Mar
Dec                    Mar                        Dec
2011                    2010                      2010
2010
2011
2010                    2010                      2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Cash operating costs
(5,107)
(5,120)                 (4,773)
(20,084)
(730)
(745)                     (636)
(2,756)
Insurance reimbursement
-
-
-                     123
-
- - 16
By-products revenue (note 2)
356
321 166 935
51
47 22 129
(4,751)
(4,799)                  (4,607)
(19,026)
(679)
(698)                    (614)
(2,611)
Royalties
(276)
(313)                    (189)
(1,030)
(40)
(45)                      (25)
(142)
Other cash costs
(50)
(54)                     (37)
(182)
(7)
(8)                        (5)
(25)
Total cash costs
(5,077)
(5,166)                  (4,832)
(20,238)
(726)
(751)                     (644)
(2,778)
Retrenchment costs
(28)
(64)                     (52)
(166)
(4)
(9)                         (7)
(23)
Rehabilitation and other non-cash
costs
(68)
(529)                      (86)
(756)
(10)
(78)                       (12)
(109)
Production costs
(5,173)
(5,759)                  (4,971)
(21,160)
(740)
(838)                     (663)
(2,910)
Amortisation of tangible assets
(1,294)
(1,341)                  (1,267)
(5,022)
(185)
(195)                     (169)                     (690)
Amortisation of intangible assets
(4)
(7)                        (4)
(18)
(1)
(1)                           -
(2)
Total production costs
(6,471)
(7,107)                  (6,242)
(26,200)
(925)
(1,034)                      (832)
(3,602)
Inventory change
2
92 182 367
(1)
13 24 52
(6,469)
(7,016)                  (6,060)
(25,833)
(926)
(1,021)                     (807)
(3,550)
4.
Gain (loss) on non-hedge derivatives and other commodity contracts
Quarter ended
Year ended
Quarter ended
Year ended
Mar                   Dec
Mar
Dec
Mar
Dec                   Mar                        Dec
2011                   2010
2010
2010
2011
2010                    2010                      2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Loss on realised non-hedge
derivatives
-
-                     (524)
(2,073)
-
- (69) (277)
Loss on hedge buy-back costs
-
(7,316)
-              (18,954)
-
(1,061)                            -
(2,698)
Gain on unrealised non-hedge
derivatives
11
6,787                          583
15,891
2
985 82 2,273
11
(529)
59                 (5,136)
2
(77)                         13
(702)
Rounding of figures may result in computational discrepancies.

5.
Other operating expenses
Quarter ended
Year ended
Quarter ended
Year ended
Mar                 Dec
Mar
Dec
Mar
Dec                    Mar                 Dec
2011                  2010
2010
2010
2011
2010                     2010               2010
Unaudited           Unaudited
Unaudited Audited Unaudited
Unaudited             Unaudited
Audited
SA Rand million US Dollar million
Pension and medical defined benefit provisions
(26)
45                    (24)
(28)
(4)
7 (3) (3)
Claims filed by former employees in respect of
loss of employment, work-related accident
injuries and diseases, governmental fiscal
claims and care and maintenance of old
tailings operations
(62)
(72) (32) (121)
(9)
(11)                      (5)
(17)
(88)
(27) (56) (149)
(13)
(4)                     (8)
(20)
6.        Special items
Quarter ended
Year ended
Quarter ended
Year ended
Mar Dec
Mar
Dec
Mar
Dec                   Mar                  Dec
2011 2010
2010
2010
2011
2010                   2010                 2010
Unaudited Unaudited Unaudited Audited Unaudited
Unaudited            Unaudited
Audited
SA Rand million US Dollar million
Indirect tax expenses and legal claims
(35)
(46) (44) (125)
(5)
(6)                      (6)
(17)
Mandatory convertible bonds issue discount,
underwriting and professional fees
-
5                         -
(396)
-
1 - (56)
Net impairments of tangible assets (note 9)
(7)
(399) (81) (634)
(1)
(59)                    (11)                   (91)
Recovery on consignment inventory
-
-                         -
39                           -
- - 5
Impairment of other receivables
(7)
(11) (33) (67)
(1)
(2)                     (4)                      (9)
Contractor termination costs at Geita Gold
Mining Limited
-
-                      (5)
(8)
-
- (1) (1)
Insurance claim recovery
-
31                          -
134                           -
4 - 19
Royalties received
57
41                          -
56                          8
6 - 8
Net loss on disposal and derecognition of land,
mineral rights, tangible assets and
exploration properties (note 9)
(11)
(81) (11) (191)
(2)
(11)                      (2)
(25)
Impairment of investment (note 9)
-
(16)
-                   (16)
-
(2)                        -
(2)
Profit on disposal of investments (note 9)
-
269                           -
314                           -
37 - 43
Profit on disposal of subsidiary
ISS International Limited (note 9)
14
-                         -                        -                          2
- - -
11
(208) (174) (894)
1
(31)                    (23)
(126)
7.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Quarter ended
Year ended
Mar                Dec
Mar
Dec
Mar
Dec                   Mar                  Dec
2011                 2010
2010
2010
2011
2010                   2010                 2010
Unaudited          Unaudited
Unaudited Audited Unaudited
Unaudited            Unaudited
Audited
SA Rand million US Dollar million
Finance costs
(248)
(259) (142) (834)
(36)
(38)                    (19)
(115)
Unwinding of obligations, accretion of
convertible bonds and other discounts
(93)
(98) (97) (369)
(13)
(14)                     (13)                  (51)
(341)
(357) (239) (1,203)
(49)
(52)                     (32)
(166)
8.       Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Mar                 Dec
Mar
Dec
Mar
Dec                   Mar                   Dec
2011                 2010
2010
2010
2011
2010                    2010                 2010
Unaudited          Unaudited
Unaudited Audited Unaudited
Unaudited             Unaudited
Audited
SA Rand million US Dollar million
South African taxation
Non-mining tax
(10)
(53) (95) (112)
(1)
(8)                   (13)                   (13)
(Under) over provision prior year
(5)
34 (12) 628
(1)
5 (2) 89
Deferred taxation
Temporary differences
(403)
80                     108
1,377                       (58)
12 14 195
Unrealised non-hedge derivatives and
other commodity contracts
-
(461) (160) (2,353)
-
(67)                   (22)
(334)
Change in estimated deferred tax rate
-
39                       29                      39                          -
6 4 6
(418)
(361) (130) (421)
(60)
(52)                    (18)                   (57)
Foreign taxation
Normal taxation
(367)
(617) (337) (1,628)
(52)
(90)                    (45)
(226)
Over provision prior year
-
46                         2
17                         -
7 - 3
Deferred taxation
Temporary differences
(79)
54                     (92)
37                     (11)
8 (13) 7
Unrealised non-hedge derivatives and
other commodity contracts
-
-                        -
(23)
-
- - (3)
(446)
(517) (428) (1,597)
(63)
(75)                    (58)
(219)
(864)
(878) (558) (2,018)
(123)
(127)                    (76)
(276)
Rounding of figures may result in computational discrepancies.

9.        Headline earnings
Quarter ended
Year ended
Quarter ended
Year ended
Mar                Dec
Mar
Dec
Mar
Dec                 Mar                    Dec
2011                 2010
2010
2010
2011
2010                 2010                   2010
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
The profit attributable to equity shareholders
has been adjusted by the following to arrive
at headline earnings:
Profit attributable to equity shareholders
1,658
404                  1,150                    637                       241
56 157 76
Net impairments of tangible assets (note 6)
7
399                       81
634                           1
59 11 91
Net loss on disposal and derecognition of land,
mineral rights, tangible assets and
exploration properties (note 6)
11
81                       11
191                           2
11 2 25
Impairment of investment (note 6)
-
16                         -
16                           -
2 - 2
Profit on disposal of ISS International Limited
(note 6)
(14)
-                        -                         -
(2)
- - -
Profit on disposal of investments (note 6)
-
(269) -                 (314)
-
(37)                         - (43)
Impairment of investment in associates and
joint ventures
-
166                       20
157                          -
23 3 24
Reversal of impairment in associates
-
(94) -                  (126)
-
(13)                         - (19)
Special items of associates
-
-                         - (7)
-
- - (1)
Taxation on items above - current portion
-
-                         -                        4                          -
- - -
Taxation on items above - deferred portion
(6)
(143) (21) (230)
(1)
(21)                     (3) (33)
1,656
561                   1,241                   962                       241
79 169 122
Headline earnings per ordinary share (cents)
(1)
429
146                     338                   259                          62
21 46 33
Diluted headline earnings per ordinary share
(cents)
(2)
428
145                     337                   258                          62
20 46 33
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
10.        Number of shares
Quarter ended
Year ended
Mar
Dec                              Mar                             Dec
2011
2010                               2010                           2010
Unaudited Unaudited                        Unaudited Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000                       600,000,000              600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000                          4,280,000                  4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000                          2,000,000                  2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000                          5,000,000                  5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
381,403,955
381,204,080                       362,352,345              381,204,080
E ordinary shares in issue
2,774,290
2,806,126      3,709,362                  2,806,126
Total ordinary shares:
384,178,245
384,010,206                       366,061,707              384,010,206
A redeemable preference shares
2,000,000
2,000,000                          2,000,000                  2,000,000
B redeemable preference shares
778,896
778,896                            778,896                     778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
381,272,542
381,103,478                       362,295,477              367,664,700
E ordinary shares
2,782,784
2,818,699                          3,734,382                  3,182,662
Fully vested options
1,587,017
797,875                         1,186,849                  1,023,459
Weighted average number of shares
385,642,343
  384,720,052                     367,216,708              371,870,821
Dilutive potential of share options
834,453
1,493,052                             733,901 1,569,606
Diluted number of ordinary shares
386,476,796
386,213,104                       367,950,609              373,440,427
11.         Share capital and premium
As at
As at
Mar
Dec
Mar
Mar              Dec
Mar
2011
2010
2010
2011              2010
2010
Unaudited Audited Unaudited Unaudited Audited Unaudited
SA Rand million US Dollar million
Balance at beginning of period
46,343
40,662                     40,662                       6,734
5,935 5,935
Ordinary shares issued
61
5,771                            43                              9
812 5
E ordinary shares cancelled
(3)
(90) (10)
(1)
(13)                        (1)
Sub-total
46,401
46,343                     40,695                        6,742
6,734 5,939
Redeemable preference shares held within the group
(313)
(313) (313)
(53)
(53)                      (53)
Ordinary shares held within the group
(136)
(139) (205)
(21)
(22)                       (31)
E ordinary shares held within the group
(210)
(213) (293)
(31)
(32)                       (44)
Balance at end of period
45,742
45,678                     39,884                        6,637
6,627 5,811
Rounding of figures may result in computational discrepancies.

12.      Exchange rates
Mar
Dec                                               Mar
2011
2010                                               2010
Unaudited
Unaudited                                        Unaudited
ZAR/USD average for the year to date
6.99
7.30                                               7.50
ZAR/USD average for the quarter
6.99
6.88                                               7.50
ZAR/USD closing
6.77
6.57                                               7.30
ZAR/AUD average for the year to date
7.03
6.71                                               6.78
ZAR/AUD average for the quarter
7.03
6.80                                               6.78
ZAR/AUD closing
6.99
6.70                                               6.68
BRL/USD average for the year to date
1.67
1.76                                               1.80
BRL/USD average for the quarter
1.67
1.70                                               1.80
BRL/USD closing
1.63
1.67                                               1.78
ARS/USD average for the year to date
4.01
3.91                                               3.83
ARS/USD average for the quarter
4.01
3.96                                               3.83
ARS/USD closing
4.05
3.97                                               3.87
13.     Capital commitments
Mar
Dec
Mar            Mar
Dec               Mar
2011
2010
2010             2011
2010               2010
Unaudited        Audited       Unaudited    Unaudited        Audited       Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
1,852
1,156                 1,179
274
176 162
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.     Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 March 2011 are detailed below:
Contingencies and guarantees
SA Rand million
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – South Africa
(2)
-
-
Sales tax on gold deliveries – Brazil
(3)
642
95
Other tax disputes – Brazil
(4)
266
39
Indirect taxes – Ghana
(5)
73
11
ODMWA litigation
(6)
-
-
Contingent assets
Royalty – Boddington Gold Mine
(7)
Royalty – Tau Lekoa Gold Mine
(8)
-
-
-
-
Financial Guarantees
Oro Group (Pty) Limited
(9)
100
15
1,081
160
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)     Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)     Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)     Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the
State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti C rrego do
Sit o Mineração S.A. manages the operation and its attributable share of the first assessment is approximately
$59m. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company’s attributable share of the assessment is approximately
$36m. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)     Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $10m.
AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $29m.
(5)      Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)     Occupational Diseases in Mines and Works Act (ODMWA) litigation – The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in
2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court
was handed down on 3 March 2011.
Following the judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits.
In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.
(7)     Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R677m. Royalties of $6m, R49m were received during the quarter.
(8)     Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $1m, R8m were received during the quarter.
(9)     Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m. The suretyship agreements have a termination notice period of 90 days.

15.     Concentration of risk
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:
•
Recoverable value added tax due from the Tanzanian government amounts to $47m at 31 March 2011
(31 December 2010: $49m). The last audited value added tax return was for the period ended 31 October 2010 and at the reporting date the audited amount was $47m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•
Recoverable fuel duties from the Tanzanian government amounts to $67m at 31 March 2011 (31 December
2010: $62m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $52m have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $15m have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
16.     Subsequent events
On 14 April 2011, AngloGold Ashanti Limited, the National Union of Mineworkers (NUM), Solidarity, The Union
(UASA), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded respectively between the company and the unions, and the company and Izingwe in 2006.
This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to
Bokamoso ESOP beneficiaries and Izingwe.
In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, the scheme will be restructured as follows:
• all lapsed loan shares that vested without value will be reinstated;
• the strike (base) price will be fixed at R320 per share for the Bokamoso ESOP and R330 for Izingwe;
• the notional interest charge will fall away;
• as previously, 50% of any dividends declared will be used to reduce the strike price;
• as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
•
the life span of the scheme will be extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of
R70 each per E Share for Izingwe and R90 each for members of the Bokamoso ESOP (i.e. employees), plus the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders
The total incremental accounting cost to AngloGold Ashanti of the proposed restructuring of the BEE Transaction which was subject to shareholders’ approval, is around R121m (approximately $18m) over the total vesting period of the scheme, while the pro-forma impact on adjusted headline earnings and net asset value per share is 0.4%
and 0.2% respectively.
17.     Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
18.     Announcements
Retirement of Deputy Chairman: Dr T J Motlatsi retired from the board of AngloGold Ashanti, effective from
17 February 2011.
Mankayi case – Constitutional Court ruling: On 3 March 2011, AngloGold Ashanti noted the decision of the
Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008 Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.
The company is still studying the details of the judgment and its initial impression is that should the Executor of
Mr Mankayi’s estate wish to pursue his claim, he or she will now need to return to the High Court to continue with the litigation action. AngloGold Ashanti will defend the case on its merits. Should other individuals lodge similar claims, these too would ultimately be defended by the company and judged on their merits.

Sunrise Dam, Australia: On 15 March 2011, AngloGold Ashanti announced that its Sunrise Dam Gold Mine, situated 56km south of Laverton in Western Australia, had been impacted by unprecedented heavy rains over the prior month. While open pit mining had resumed, underground mining remained suspended for safety reasons, with the expectation that Sunrise Dam would achieve normal mining rates in the June Quarter. AngloGold Ashanti was therefore expecting that first quarter guidance of 1.04Moz would be negatively impacted by approximately 20,000oz with a consequential impact on total cash costs.
Proposed restructuring of the Black Economic Empowerment share ownership transaction: On 14 April 2011
AngloGold Ashanti announced that it was proposing to restructure its Black Economic Empowerment (BEE share ownership transaction first announced in 2006, to ensure the intended benefits will accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings (Proprietary)
Limited (Izingwe) (an investment company controlled by black investors) (proposed restructuring). See Note 16.
19.     Dividend
Final Dividend No. 109 of 80 South African cents or 7.1181 UK pence or 17.38 cedis per ordinary share was paid to registered shareholders on 18 March 2011, while a dividend of 2.275 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 21 March 2011, holders of Ghanaian Depositary Shares (GhDSs)
were paid 0.1738 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 11.2599 US cents per American Depositary Share (ADS) was paid to holders of
American Depositary Receipts (ADRs) on 28 March 2011. Each ADS represents one ordinary share.
Final Dividend No. E9 of 40 South African cents was paid to holders of E ordinary shares on 18 March 2011, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
9 May 2011

Non-GAAP disclosure
A
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (note 9)
1,656
561 1,241 962
241
79 169 122
Gain on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(11)
(6,787) (583) (15,891)
(2)
(985) (82) (2,273)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
-
461 160 2,376
-
67 22 337
Fair value adjustment on option component of convertible bonds
(90)
280 (356) (39)
(15)
41 (48) 1
Fair value adjustment on mandatory convertible bonds
(139)
222 - 382
(22)
33 - 55
Adjusted headline earnings (loss)
(1)
1,415
(5,263) 463 (12,210)
203
(764) 61 (1,758)
Hedge buy-back and related costs net of taxation
-
7,289 - 17,862
-
1,058 - 2,545
Adjusted headline earnings excluding hedge buy-back costs
(1)
1,415
2,026 463 5,652
203
294 61 787
Cents per share
(2)
Adjusted headline earnings (loss)
(1)
367
(1,368) 126 (3,283)
53
(199) 17 (473)
Adjusted headline earnings excluding hedge buy-back costs
(1)
367
527 126 1,520
53
76 17 212
(1)
-
-
-
-
-
-
-
(2)
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
Calculated on the basic weighted average number of ordinary shares.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.
Adjusted headline earnings
Quarter ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bonds;
US Dollar million
Quarter ended
In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
The unrealised fair value change of the warrants on shares and the embedded derivative.
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline earnings is intended to illustrate earnings after adjusting for:
B
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit to adjusted gross profit (loss):
(1)
Gross profit
3,476
3,069 2,221 7,864
498
445 301 1,082
Gain on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(11)
(6,787) (583) (15,891)
(2)
(985) (82) (2,273)
Adjusted gross profit (loss)
(1)
3,464
(3,718) 1,638 (8,027)
497
(540) 218 (1,191)
Hedge buy-back costs (note 4)
-
7,316 - 18,954
-
1,061 - 2,698
Adjusted gross profit excluding hedge buy-back costs
(1)
3,464
3,598 1,638 10,927
497
522 218 1,507
C
Price received
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income (note 2)
9,934
10,614 8,222 38,833
1,422
1,543 1,095 5,334
Adjusted for non-controlling interests
(275)
(320) (284) (1,173)
(39)
(47) (38) (161)
9,659
10,294 7,938 37,660
1,383
1,496 1,057 5,173
Loss on realised non-hedge derivatives (note 4)
-
- (524) (2,073)
-
- (69) (277)
Hedge buy-back costs (note 4)
-
(7,316) - (18,954)
-
(1,061) - (2,698)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
574
600 667 2,420
82
87 89 330
Attributable gold income including realised non-hedge derivatives
10,233
3,578 8,081 19,053
1,465
522 1,077 2,528
Attributable gold sold - kg / - oz (000)
32,771
35,900 32,999 140,240
1,054
1,154 1,061 4,509
Revenue price per unit - R/kg / - $/oz
312,261
99,671 244,873 135,862
1,391
452 1,015 561
Attributable gold income including realised non-hedge derivatives as above
10,233
3,578 8,081 19,053
1,465
522 1,077 2,528
Hedge buy-back costs (note 4)
-
7,316 - 18,954
-
1,061 - 2,698
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
10,233
10,894 8,081 38,007
1,465
1,584 1,077 5,226
Attributable gold sold - kg / - oz (000)
32,771
35,900 32,999 140,240
1,054
1,154 1,061 4,509
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
312,261
303,454 244,873 271,018
1,391
1,372 1,015 1,159
Rounding of figures may result in computational discrepancies.
(1)
Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
SA Rand million / Metric
SA Rand million US Dollar million
Adjusted gross profit (loss)
Quarter ended
Quarter ended

Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2011
2010
2010
2010
2011
2010
2010
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
D
Total costs
Total cash costs (note 3)
5,077
5,166 4,832 20,238
726
751 644 2,778
Adjusted for non-controlling interests and non-gold producing companies
(299)
(226) (155) (642)
(43)
(33) (21) (90)
Associates' and equity accounted joint ventures' share of
total cash costs
349
361 340 1,407
50
53 46 193
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
5,127
5,301 5,017 21,003
733
771 669 2,881
Retrenchment costs (note 3)
28
64 52 166
4
9 7 23
Rehabilitation and other non-cash costs (note 3)
68
529 86 756
10
78 12 109
Amortisation of tangible assets (note 3)
1,294
1,341 1,267 5,022
185
195 169 690
Amortisation of intangible assets (note 3)
4
7 4 18
1
1 - 2
Adjusted for non-controlling interests and non-gold producing companies
(55)
(104) (51) (266)
(8)
(15) (7) (37)
Associates and equity accounted joint ventures' share of
production costs
15
55 17 105
2
8 2 15
Total production costs adjusted for non-controlling
interests and non-gold producing companies
6,481
7,193 6,392 26,804
927
1,047 852 3,683
Gold produced - kg / - oz (000)
32,303
35,703 33,574 140,418
1,039
1,148 1,079 4,515
Total cash cost per unit - R/kg / -$/oz
158,707
148,474 149,431 149,577
706
672 619 638
Total production cost per unit - R/kg / -$/oz
200,632
201,465 190,374 190,889
893
912 789 816
E
EBITDA
Operating profit
2,537
1,978 1,413 3,786
363
285 193 518
Amortisation of tangible assets (note 3)
1,294
1,341 1,267 5,022
185
195 169 690
Amortisation of intangible assets (note 3)
4
7 4 18
1
1 - 2
Net impairments of tangible assets (note 6)
7
399 81 634
1
59 11 91
Gain on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(11)
(6,787) (583) (15,891)
(2)
(985) (82) (2,273)
Hedge buy-back costs (note 4)
-
7,316 - 18,954
-
1,061 - 2,698
Mandatory convertible bond issue discount,
underwriting and professional fees (note 6)
-
(5) - 396
-
(1) - 56
Exchange effects of equity raising
-
- - 21
-
- - 3
Share of associates' EBITDA
181
182 318 936
26
27 41 128
Impairment of investment (note 6)
-
16 - 16
-
2 - 2
Loss on disposal and abandonment of assets (note 6)
11
81 11 191
2
11 2 25
Profit on disposal of ISS International Limited (note 6)
(14)
- - -
(2)
- - -
Profit on disposal of investments (note 6)
-
(269) - (314)
-
(37) - (43)
4,009
4,260 2,511 13,769
574
619 334 1,897
F
Interest cover
Quarter ended
Quarter ended
SA Rand million / Metric US Dollar million / Imperial
F
Interest cover
EBITDA (note E)
4,009
4,260 2,511 13,769
574
619 334 1,897
Finance costs (note 7)
248
259 142 834
36
38 19 115
Capitalised finance costs
-
- - -
-
- - -
248
259 142 834
36
38 19 115
Interest cover - times
16
16 18 17
16
16 18 16
G
Operating cash flow
Net cash inflow (outflow) from operating activities
3,607
(2,236) 1,326 (5,730)
513
(382) 179 (942)
Stay-in-business capital expenditure
(1,114)
(1,892) (880) (5,279)
(159)
(268) (117) (723)
2,493
(4,128) 446 (11,009)
354
(650) 62 (1,665)
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2011
2010
2010
2011
2010
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
28,975
27,023 23,375
4,283
4,113 3,204
Mandatory convertible bonds
5,742
5,739 -
849
874 -
34,717
32,762 23,375
5,132
4,987 3,204
Number of ordinary shares in issue - million (note 10)
384
384 366
384
384 366
Net asset value - cents per share
9,037
8,532 6,386
1,336
1,299 875
Total equity
28,975
27,023 23,375
4,283
4,113 3,204
Mandatory convertible bonds
5,742
5,739 -
849
874 -
Intangible assets
(1,325)
(1,277) (1,309)
(196)
(194) (180)
33,392
31,485 22,066
4,936
4,793 3,024
Number of ordinary shares in issue - million (note 10)
384
384 366
384
384 366
Net tangible asset value - cents per share
8,692
8,199 6,028
1,285
1,248 826
I
Net debt
Borrowings - long-term portion
11,259
11,148 4,809
1,664
1,697 659
Borrowings - short-term portion
301
876 7,095
44
133 973
Total borrowings
(1)
11,560
12,024 11,904
1,708
1,830 1,632
Corporate office lease
(259)
(259) (258)
(38)
(39) (35)
Unamortised portion on the convertible and rated bonds
593
757 905
88
115 124
Cash restricted for use
(254)
(283) (482)
(37)
(43) (66)
Cash and cash equivalents
(4,187)
(3,776) (5,346)
(619)
(575) (733)
Net debt excluding mandatory convertible bonds
7,453
8,463 6,722
1,102
1,288 922
(1) Borrowings exclude the mandatory convertible bonds of $849m, R5,742m.
Rounding of figures may result in computational discrepancies.
US Dollar million SA Rand million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,698 - - - 2,698
Mined - 000 tons 1,718 491 226 514 2,949
Milled / Treated - 000 tons 1,533 544 265 539 2,880
Yield - oz/t 0.230 0.127 0.154 0.193 0.197
Gold produced - oz (000) 353 69 41 104 567
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,960 - - - 2,960
Yield - oz/t 0.016 - - - 0.017
Gold produced - oz (000) 48 1 - - 49
OPEN-PIT OPERATION
Volume mined - 000 bcy - 15,064 1,446 - 16,510
Mined - 000 tons - 31,443 3,390 7,233 42,066
Treated - 000 tons - 6,067 646 244 6,957
Stripping ratio - ratio - 3.43 6.13 24.42 4.35
Yield - oz/t - 0.047 0.048 0.157 0.051
Gold produced - oz (000) - 285 31 38 355
HEAP LEACH OPERATION
Mined - 000 tons - 1,640 - 17,280 18,921
Placed - 000 tons - 304 - 5,748 6,052
Stripping ratio - ratio - 6.14 - 2.08 2.24
Yield - oz/t - 0.029 - 0.011 0.012
Gold placed - oz (000) - 9 - 64 73
Gold produced - oz (000) - 7 - 61 68
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.80 10.92 40.58 20.06 9.10
TOTAL
Subsidiaries' gold produced - oz (000) 401 303 72 203 979
60 60
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2011
Joint ventures' gold produced       - oz (000)
- -
Attributable gold produced - oz (000) 401 363 72 203 1,039
Minority gold produced - oz (000) - 11 - 20 32
Subsidiaries' gold sold - oz (000) 401 322 70 203 995
Joint ventures' gold sold - oz (000) - 59 - - 59
Attributable gold sold - oz (000) 401 381 70 203 1,054
Minority gold sold - oz (000) - 12 - 19 31
Spot price - $/oz 1,387 1,387 1,387 1,387 1,387
Price received - $/oz sold 1,397 1,388 1,387 1,386 1,391
Total cash costs - $/oz produced 637 819 1,153 480 706
Total production costs - $/oz produced 871 965 1,304 651 893
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 560 545 97 303 - 1,505 (82) 1,422
Cash costs (282) (307) (83) (150) (5) (827) 50 (777)
By-products revenue 27 2 - 22 - 51 - 51
Total cash costs (255) (305) (83) (128) (5) (776) 50 (726)
Retrenchment costs (3) - - (1) - (4) - (4)
Rehabilitation and other non-cash costs (2) (8) - (1) - (10) - (10)
Amortisation of assets (89) (46) (11) (39) (2) (188) 2 (186)
Total production costs (349) (359) (94) (169) (7) (977) 52 (925)
Inventory change - (24) 3 21 - - (1) (1)
Cost of sales (349) (383) (91) (147) (7) (977) 52 (926)
Adjusted gross profit (loss)
210
163
5
156
(7)
527
(31)
497
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 2 - 2
Gross profit (loss)
210
163
5
158
(7)
529
(31)
498
Corporate and other costs (2) (3) (2) (14) (58) (79) - (79)
Exploration - (20) (11) (19) (8) (58) 1 (57)
Intercompany transactions - (12) - - 12 - - -
Special items (1) (6) 7 - 1 1 - 1
Operating profit (loss)
207
121
-
124
(59)
393
(30)
363
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) 1 - (2) (4) - (4)
Exchange gain (loss) - (3) - 1 - (2) 2 -
Share of equity accounted investments profit - - - (4) (2) (6) 18 12
Profit (loss) before taxation 206 116 1 121 (63) 381 (10) 371
Taxation (55) (42) (2) (29) (6) (133) 10 (123)
Profit (loss) for the period
151
74
(1)
92
(68)
248
-
248
Equity shareholders 151 69 (1) 87 (64) 241 - 241
Non-controlling interests - 5 - 5 (4) 6 - 7
Operating profit (loss) 207 121 - 124 (59) 393 (30) 363
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Intercompany transactions - 12 - - (12) - - -
Special items 1 1 - - (2) 1 - 1
Share of associates' EBIT - - - (4) (2) (6) 30 24
EBIT
209
134
-
119
(75)
386
-
386
Amortisation of assets 89 46 11 39 2 188 (2) 186
Share of associates' amortisation - - - - - - 2 2
EBITDA
298
180
11
158
(73)
574
-
574
Profit (loss) attributable to equity shareholders 151 69 (1) 87 (64) 241 - 241
Special items 1 1 - - (2) 1 - 1
Share of associates' special items - - - - - - - -
Taxation on items above (1) - - - - (1) - (1)
Headline earnings (loss)
152
70
(1)
87
(66)
241
-
241
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (15) (15) - (15)
Fair value adjustment on mandatory
convertible bonds
- - - - (22) (22) - (22)
Adjusted headline earnings (loss)
152
70
(1)
85
(103)
203
-
203
Ore reserve development capital 65 12 4 15 - 95 - 95
Stay-in-business capital 14 32 2 15 2 65 (1) 64
Project capital 17 18 5 49 - 89 (14) 75
Total capital expenditure
95
62
11
79
2
249
(15)
234
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
3,147 - - - 3,147
Mined - 000 tons 1,573 465 288 514 2,839
Milled / Treated - 000 tons 1,845 463 174 539 3,020
Yield - oz/t 0.230 0.141 0.159 0.188 0.205
Gold produced - oz (000) 424 65 28 101 618
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,986 54 - - 3,040
Yield - oz/t 0.017 0.018 - 1.000 0.017
Gold produced - oz (000) 52 1 - - 53
OPEN-PIT OPERATION
Volume mined - 000 bcy - 17,919 1,771 - 19,689
Mined - 000 tons - 34,046 4,183 8,500 46,729
Treated - 000 tons - 6,550 820 286 7,656
Stripping ratio - ratio - 4.07 5.12 25.80 5.05
Yield - oz/t - 0.046 0.091 0.164 0.055
Gold produced - oz (000) - 299 74 47 420
HEAP LEACH OPERATION
Mined - 000 tons - 1,525 - 17,759 19,284
Placed - 000 tons - 340 - 5,608 5,948
Stripping ratio - ratio - 5.55 - 2.19 2.33
Yield - oz/t - 0.028 - 0.012 0.013
Gold placed - oz (000) - 10 - 65 75
Gold produced - oz (000) - 9 - 48 57
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.07 11.10 67.29 19.88 9.30
TOTAL
Subsidiaries' gold produced - oz (000) 476 313 102 196 1,087
61 61
IMPERIAL OPERATING RESULTS
QUARTER ENDED DECEMBER 2010
Joint ventures' gold produced       - oz (000)
-   - -
Attributable gold produced - oz (000) 476 374 102 196 1,148
Minority gold produced - oz (000) - 12 - 23 36
Subsidiaries' gold sold - oz (000) 476 312 105 198 1,090
Joint ventures' gold sold - oz (000) - 64 - - 64
Attributable gold sold - oz (000) 476 376 105 198 1,154
Minority gold sold - oz (000) - 12 - 24 37
Spot price - $/oz 1,370 1,370 1,370 1,370 1,370
Price received - $/oz sold 368 582 273 504 452
Price received excluding
hedge buy-back costs
- $/oz sold 1,373 1,370 1,368 1,374 1,372
Total cash costs - $/oz produced 616 790 894 465 672
Total production costs - $/oz produced 870 997 992 798 912
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
654 532 143 301 - 1,630 (87) 1,543
Cash costs (318) (305) (91) (142) 5 (851) 53 (798)
By-products revenue 25 1 - 21 - 47 - 47
Total cash costs (293) (304) (91) (121) 5 (804) 53 (751)
Retrenchment costs (7) (1) - (1) - (9) - (9)
Rehabilitation and other non-cash costs (22) (30) 1 (32) - (83) 5 (78)
Amortisation of assets (92) (47) (11) (46) (3) (199) 3 (196)
Total production costs (414) (381) (101) (200) 2 (1,095) 61 (1,034)
Inventory change - (10) (2) 24 - 13 1 13
Cost of sales (414) (391) (103) (176) 2 (1,082) 61 (1,021)
Adjusted gross profit (loss) excluding
hedge buy-back costs
239
141
41
125
2
548
(26)
522
Hedge buy-back costs (478) (296) (115) (172) - (1,061) - (1,061)
Adjusted gross profit (loss)
(239)
(155)
(75)
(47)
2
(513)
(26)
(540)
Unrealised non-hedge derivatives and other
commodity contracts
189 795 - 1 - 985 - 985
Gross profit (loss)
(50)
640
(75)
(46)
2
471
(26)
445
Corporate and other costs (3) (6) (1) (18) (51) (79) - (80)
Exploration (1) (13) (13) (11) (12) (50) 1 (49)
Intercompany transactions - (12) - (1) 13 - - -
Special items (60) (7) 3 35 (2) (31) - (31)
Operating profit (loss)
(114)
602
(86)
(40)
(51)
311
(26)
285
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (3) (1) 2 (106) (109) - (109)
Exchange gain (loss) - 4 - 11 (1) 14 (1) 14
Share of equity accounted investments profit - - - (1) (11) (12) 21 9
Profit (loss) before taxation (115) 604 (86) (29) (169) 204 (5) 199
Taxation (51) (40) (12) (28) (1) (132) 5 (127)
Profit (loss) for the period
(166)
564
(98)
(57)
(170)
72
-
72
Equity shareholders (166) 559 (98) (68) (171) 56 - 56
Non-controlling interests - 4 - 11 1 16 - 16
Operating profit (loss) (114) 602 (86) (40) (51) 311 (26) 285
Unrealised non-hedge derivatives and other
commodity contracts
(189) (795) - (1) - (985) - (985)
Hedge buy-back and related costs 478 296 115 172 - 1,061 - 1,061
Intercompany transactions - 12 - 1 (13) - - -
Special items 68 2 - (36) 1 34 - 34
Share of associates' EBIT - - - (1) (1) (2) 26 24
EBIT
243
117
29
95
(63)
420
-
420
Amortisation of assets 92 47 11 46 3 199 (3) 196
Share of associates' amortisation - - - - - - 3 3
EBITDA
335
163
40
141
(60)
619
-
619
Profit (loss) attributable to equity shareholders (166) 559 (98) (68) (171) 56 - 56
Special items 68 2 - (36) 1 34 - 34
Share of associates' special items - - - - 10 10 - 10
Taxation on items above (20) (1) - - - (21) - (21)
Headline earnings (loss)
(119)
560
(98)
(104)
(160)
79
-
79
Unrealised non-hedge derivatives and other
commodity contracts
(189) (795) - (1) - (985) - (985)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
67 - - - - 67 - 67
Fair value adjustment on option component of
convertible bonds
- - - - 41 41 - 41
Fair value loss on mandatory convertible
b
d
- - - - 33 33 - 33
Hedge buy-back and related costs
net of taxation
475 296 115 172 - 1,058 - 1,058
Adjusted headline earnings (loss)
excluding hedge buy-back costs
234
61
17
68
(86)
294
-
294
Ore reserve development capital 66 9 3 16 - 93 - 93
Stay-in-business capital 55 73 4 41 3 177 (2) 175
Project capital 23 14 3 54 - 95 (12) 82
Total capital expenditure
144
97
10
111
3
365
(15)
350
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
3,444 - - - 3,444
Mined - 000 tons 2,074 589 165 439 3,268
Milled / Treated - 000 tons 1,877 561 144 505 3,087
Yield - oz/t 0.187 0.162 0.157 0.191 0.181
Gold produced - oz (000) 350 91 23 96 560
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,678 289 - - 2,967
Yield - oz/t 0.013 0.024 - - 0.014
Gold produced - oz (000) 34 7 - - 41
OPEN-PIT OPERATION
Volume mined - 000 bcy - 16,243 1,809 - 18,052
Mined - 000 tons - 32,530 4,287 7,122 43,939
Treated - 000 tons - 5,400 844 280 6,525
Stripping ratio - ratio - 4.07 5.04 24.60 4.93
Yield - oz/t - 0.046 0.108 0.178 0.060
Gold produced - oz (000) - 250 92 50 391
HEAP LEACH OPERATION
Mined - 000 tons - 776 - 17,484 18,260
Placed - 000 tons - 335 - 5,680 6,015
Stripping ratio - ratio - 4.29 - 2.02 2.08
Yield - oz/t - 0.054 - 0.014 0.016
Gold placed - oz (000) - 18 - 80 99
Gold produced - oz (000) - 27 - 61 87
PRODUCTIVITY PER EMPLOYEE
Actual - oz 4.67 11.43 78.77 23.15 8.61
TOTAL
Subsidiaries' gold produced - oz (000) 384 292 114 207 997
82 82
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2010
Joint ventures' gold produced       - oz (000)
- - -
Attributable gold produced - oz (000) 384 374 114 207 1,079
Minority gold produced - oz (000) - 13 - 24 37
Subsidiaries' gold sold - oz (000) 366 296 113 205 981
Joint ventures' gold sold - oz (000) - 80 - - 80
Attributable gold sold - oz (000) 366 376 113 205 1,061
Minority gold sold - oz (000) - 13 - 24 37
Spot price - $/oz 1,110 1,110 1,110 1,110 1,110
Price received - $/oz sold 1,011 1,027 1,001 1,008 1,015
Total cash costs - $/oz produced 626 630 931 416 619
Total production costs - $/oz produced 867 767 1,014 555 789
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
370 401 113 231 - 1,115 (89) 1,026
Cash costs (249) (244) (107) (120) 8 (712) 46 (666)
By-products revenue 9 1 - 13 (1) 23 - 22
Total cash costs (241) (243) (106) (107) 7 (689) 46 (644)
Retrenchment costs (6) - - (1) - (7) - (7)
Rehabilitation and other non-cash costs (1) (10) - - - (12) - (12)
Amortisation of assets (85) (42) (9) (33) (2) (172) 2 (169)
Total production costs (333) (295) (116) (141) 5 (880) 48 (832)
Inventory change 14 (1) (1) 13 - 25 (1) 24
Cost of sales (319) (297) (116) (128) 5 (854) 47 (807)
Adjusted gross profit (loss)
51
104
(3)
103
5
260
(42)
218
Unrealised non-hedge derivatives and other
commodity contracts
57 6 - 19 - 82 - 82
Gross profit (loss)
108 110 (3) 122 5 343 (42) 301
Corporate and other costs (2) (5) - (8) (31) (48) - (48)
Exploration - (12) (8) (15) (3) (38) 1 (37)
Intercompany transactions - (5) (1) - 6 - - -
Special items (9) (17) - 1 2 (23) - (23)
Operating profit (loss)
97
71
(11)
99
(22)
234
(41)
193
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (3) - - 27 24 - 24
Exchange gain (loss) - 1 - - 4 6 (1) 4
Share of equity accounted investments profit - - - - (4) (4) 25 22
Profit (loss) before taxation 97 70 (12) 100 5 260 (16) 244
Taxation (18) (35) - (38) - (92) 16 (76)
Profit (loss) for the period
78
34
(12)
62
6
168
-
168
Equity shareholders 78 31 (12) 55 4 157 - 157
Non-controlling interests - 3 - 7 1 12 - 11
Operating profit (loss) 97 71 (11) 99 (22) 234 (41) 193
Unrealised non-hedge derivatives and other
commodity contracts
(57) (6) - (19) - (82) - (82)
commodity contracts
Intercompany transactions - 5 1 - (6) - - -
Special items 4 10 - - (1) 12 - 12
Share of associates' EBIT - - - - (1) (1) 41 40
EBIT
44
80
(11)
80
(30)
163
-
163
Amortisation of assets 85 42 9 33 2 172 (2) 169
Share of associates' amortisation - - - - - - 2 2
EBITDA
129
122
(1)
113
(29)
334
-
334
Profit (loss) attributable to equity shareholders 78 31 (12) 55 4 157 - 157
Special items 4 10 - - (1) 12 - 12
Share of associates' special items - - - - 3 3 - 3
Taxation on items above (1) (2) - - - (3) - (3)
Headline earnings (loss)
82
39
(12)
55
5
169
-
169
Unrealised non-hedge derivatives and other
commodity contracts
(57) (6) - (19) - (82) - (82)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
22 - - - - 22 - 22
Fair value adjustment on option component
of convertible bonds
- - - - (48) (48) - (48)
Adjusted headline earnings (loss)
47
32
(12)
35
(42)
61
-
61
Ore reserve development capital 54 7 4 12 - 77 - 77
Stay-in-business capital 16 9 2 13 2 41 (1) 40
Project capital 11 11 3 27 - 53 (1) 52
Total capital expenditure
81
27
9
52
2
171
(2)
169
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
13,182 - - - 13,182
Mined - 000 tons 7,723 2,015 756 2,021 12,516
Milled / Treated - 000 tons 7,564 1,987 571 2,105 12,227
Yield - oz/t 0.212 0.150 0.131 0.187 0.194
Gold produced - oz (000) 1,607 299 75 394 2,374
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 11,297 917 - - 12,214
Yield - oz/t 0.016 0.019 - 1.000 0.016
Gold produced - oz (000) 179 18 - - 196
OPEN-PIT OPERATION
Volume mined - 000 bcy - 64,978 6,780 - 71,758
Mined - 000 tons - 127,402 15,949 32,305 175,656
Treated - 000 tons - 24,129 3,416 1,146 28,691
Stripping ratio - ratio - 4.04 4.94 25.51 5.02
Yield - oz/t - 0.046 0.094 0.170 0.057
Gold produced - oz (000) - 1,115 321 195 1,631
HEAP LEACH OPERATION
Mined - 000 tons - 5,467 - 68,601 74,068
Placed - 000 tons - 1,293 - 22,917 24,210
Stripping ratio - ratio - 6.50 - 2.03 2.17
Yield - oz/t - 0.036 - 0.013 0.015
Gold placed - oz (000) - 46 - 306 352
Gold produced - oz (000) - 60 - 253 314
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.63 11.24 66.77 22.44 9.15
TOTAL
Subsidiaries' gold produced - oz (000) 1,785 1,219 396 842 4,242
273 273
IMPERIAL OPERATING RESULTS
YEAR ENDED DECEMBER 2010
Joint ventures' gold produced       - oz (000)
- - -
Attributable gold produced - oz (000) 1,785 1,492 396 842 4,515
Minority gold produced - oz (000) - 48 - 93 141
Subsidiaries' gold sold - oz (000) 1,791 1,206 396 844 4,237
Joint ventures' gold sold - oz (000) - 272 - - 272
Attributable gold sold - oz (000) 1,791 1,478 396 844 4,509
Minority gold sold - oz (000) - 48 - 95 143
Spot price - $/oz 1,227 1,227 1,227 1,227 1,227
Price received - $/oz sold 488 663 519 555 561
Price received excluding
hedge buy-back costs
- $/oz sold 1,162 1,165 1,148 1,148 1,159
Total cash costs - $/oz produced 598 712 982 432 638
Total production costs - $/oz produced 809 867 1,065 615 816
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
2,082 1,780 454 1,071 - 5,388 (330) 5,056
Cash costs (1,118) (1,097) (389) (527) 31 (3,100) 194 (2,906)
By-products revenue 50 4 1 73 2 130 (1) 129
Total cash costs (1,068) (1,093) (389) (454) 33 (2,970) 193 (2,778)
Retrenchment costs (19) (1) - (3) - (23) 1 (23)
Rehabilitation and other non-cash costs (26) (56) 1 (33) - (114) 5 (109)
Amortisation of assets (331) (176) (34) (150) (10) (701) 9 (692)
Total production costs (1,444) (1,326) (422) (640) 23 (3,809) 208 (3,602)
Inventory change (4) 1 - 56 - 53 (2) 52
Cost of sales (1,448) (1,325) (422) (584) 23 (3,756) 206 (3,550)
Adjusted gross profit (loss) excluding
hedge buy-back costs
634
455
33
487
23
1,632
(125)
1,507
Hedge buy-back costs (1,207) (742) (249) (500) - (2,698) - (2,698)
Adjusted gross profit (loss)
(574)
(287)
(216)
(13)
23
(1,066)
(125)
(1,191)
Unrealised non-hedge derivatives and other
commodity contracts
1,003 890 10 370 - 2,273 - 2,273
Gross profit (loss)
429
604
(206)
357
23
1,207
(125)
1,082
Corporate and other costs (10) (11) (2) (38) (178) (240) - (240)
Exploration (2) (47) (45) (72) (35) (201) 2 (198)
Intercompany transactions - (37) (1) (2) 40 - - -
Special items (84) (31) 10 35 (55) (125) (1) (126)
Operating profit (loss)
334
477
(244)
280
(205)
642
(124)
518
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (8) (1) 3 (172) (178) - (178)
Exchange (loss) gain - (6) - 3 7 3 - 3
Share of equity accounted investments profit - - - (1) (8) (10) 73 63
Profit (loss) before taxation 332 462 (245) 285 (378) 456 (51) 405
Taxation (46) (152) (8) (111) (11) (327) 51 (276)
Profit (loss) for the period
286
311
(253)
174
(389)
129
-
129
Equity shareholders 286 297 (253) 143 (396) 76 - 76
Non-controlling interests - 14 - 31 8 53 - 53
Operating profit (loss) 334 477 (244) 280 (205) 642 (124) 518
Unrealised non-hedge derivatives and other
commodity contracts
(1,003) (890) (10) (370) - (2,273) - (2,273)
Hedge buy-back and related costs 1,207 742 249 500 59 2,757 - 2,757
Intercompany transactions - 37 1 2 (40) - - -
Special items 100 12 (6) (35) 3 74 1 75
Share of associates' EBIT - - - (1) (4) (5) 123 118
EBIT
638
378
(10)
376
(187)
1,196
-
1,196
Amortisation of assets 331 176 34 150 10 701 (9) 692
Share of associates' amortisation - - - - - - 9 9
EBITDA
969
555
24
526
(177)
1,897
-
1,897
Profit (loss) attributable to equity shareholders 286 297 (253) 143 (396) 76 - 76
Special items 100 12 (6) (35) 3 74 1 75
Share of associates' special items - - - - 5 5 (1) 4
Taxation on items above (28) (4) - (1) - (33) - (33)
Headline earnings (loss)
358
305
(259)
107
(389)
122
-
122
Unrealised non-hedge derivatives and other
commodity contracts
(1,003) (890) (10) (370) - (2,273) - (2,273)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
334 - 3 - - 337 - 337
Fair value adjustment on option component
of convertible bonds
- - - - 1 1 - 1
Fair value loss on mandatory convertible
b
d
- - - - 55 55 - 55
Hedge buy-back and related costs
net of taxation
998 739 249 500 59 2,545 - 2,545
Adjusted headline earnings (loss)
excluding hedge buy-back costs
686
154
(17)
237
(273)
787
-
787
Ore reserve development capital 247 36 16 54 - 352 - 352
Stay-in-business capital 121 135 13 100 6 376 (5) 371
Project capital 56 63 11 157 - 287 (37) 250
Total capital expenditure
424
234
40
311
6
1,015
(42)
973
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
251 - - - 251
Mined - 000 tonnes 1,558 445 205 467 2,676
Milled / Treated - 000 tonnes 1,390 493 240 489 2,613
Yield - g/t 7.89 4.37 5.29 6.60 6.75
Gold produced - kg 10,974 2,154 1,271 3,229 17,628
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,685 - - - 2,685
Yield - g/t 0.56 - - - 0.57
Gold produced - kg 1,493 35 - - 1,527
OPEN-PIT OPERATION
Volume mined - 000 bcm - 11,517 1,105 - 12,622
Mined - 000 tonnes - 28,525 3,075 6,561 38,161
Treated - 000 tonnes - 5,504 586 221 6,311
Stripping ratio - ratio - 3.43 6.13 24.42 4.35
Yield - g/t - 1.61 1.66 5.37 1.75
Gold produced - kg - 8,867 973 1,189 11,029
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,488 - 15,676 17,164
Placed - 000 tonnes - 276 - 5,215 5,491
Stripping ratio - ratio - 6.14 - 2.08 2.24
Yield - g/t - 0.99 - 0.38 0.41
Gold placed - kg - 272 - 2,002 2,274
Gold produced - kg - 232 - 1,888 2,119
PRODUCTIVITY PER EMPLOYEE
Actual - g 180 340 1,262 624 283
TOTAL
Subsidiaries' gold produced - kg 12,466 9,429 2,244 6,306 30,445
k 1 858 1 858
METRIC OPERATING RESULTS
QUARTER ENDED MARCH 2011
Joint ventures' gold produced - kg - - -
Attributable gold produced - kg 12,466 11,287 2,244 6,306 32,303
Minority gold produced - kg - 356 - 634 989
Subsidiaries' gold sold - kg 12,465 10,001 2,168 6,299 30,933
Joint ventures' gold sold - kg - 1,838 - - 1,838
Attributable gold sold - kg 12,465 11,839 2,168 6,299 32,771
Minority gold sold - kg - 381 - 576 956
Spot price - R/kg 311,511 311,511 311,511 311,511 311,511
Price received - R/kg sold 313,682 311,339 310,879 311,657 312,261
Total cash costs - R/kg produced 143,256 184,129 258,724 107,929 158,707
Total production costs - R/kg produced 195,878 217,000 292,533 146,254 200,632
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
MARCH 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 3,910 3,805 674 2,119 - 10,508 (574) 9,934
Cash costs (1,971) (2,145) (582) (1,049) (36) (5,783) 349 (5,433)
By-products revenue 185 12 2 155 3 357 (1) 356
Total cash costs (1,786) (2,132) (581) (894) (33) (5,426) 349 (5,077)
Retrenchment costs (21) (1) - (6) - (28) 1 (28)
Rehabilitation and other non-cash costs (12) (53) - (4) - (69) - (68)
Amortisation of assets (623) (323) (76) (274) (16) (1,312) 14 (1,298)
Total production costs (2,442) (2,509) (656) (1,178) (49) (6,835) 364 (6,471)
Inventory change - (163) 19 149 - 6 (3) 2
Cost of sales (2,441) (2,672) (637) (1,030) (49) (6,830) 360 (6,469)
Adjusted gross profit (loss)
1,469
1,133
37
1,090
(49)
3,678
(214)
3,464
Unrealised non-hedge derivatives and other
commodity contracts
- (1) - 12 - 11 - 11
Gross profit (loss)
1,469
1,132
37
1,101
(49)
3,690
(214)
3,476
Corporate and other costs (14) (24) (11) (95) (407) (551) (2) (553)
Exploration (2) (138) (76) (133) (55) (403) 6 (397)
Intercompany transactions - (83) - (3) 86 - - -
Special items (5) (44) 49 1 10 11 - 11
Operating profit (loss)
1,448
843
-
871
(415)
2,747
(210)
2,537
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(10) (11) 6 (2) (41) (58) 2 (57)
Exchange gain (loss) - (24) - 9 2 (13) 16 4
Share of equity accounted investments
profit (loss)
- - - (28) (16) (44) 125 81
Profit (loss) before taxation 1,437 809 6 850 (470) 2,632 (67) 2,565
Taxation (382) (293) (12) (205) (39) (931) 67 (864)
Profit (loss) for the period
1,056
516
(7)
645
(509)
1,701
-
1,701
Equity shareholders 1,056 480 (7) 610 (480) 1,658 - 1,658
Non-controlling interests - 36 - 35 (29) 43 - 43
Operating profit (loss) 1,448 843 - 871 (415) 2,747 (210) 2,537
1 (12) (11) (11)
Unrealised non hedge derivatives and other
commodity contracts
- 1 - - (11) -
Intercompany transactions - 83 - 3 (86) - - -
Special items 10 9 - (2) (14) 4 - 4
Share of associates' EBIT - - - (28) (15) (43) 210 167
EBIT
1,457
936
-
833
(530)
2,696
-
2,696
Amortisation of assets 623 323 76 274 16 1,312 (14) 1,298
Share of associates' amortisation - - - - - - 14 14
EBITDA
2,081
1,259
75
1,107
(514)
4,009
-
4,009
Profit (loss) attributable to equity shareholders 1,056 480 (7) 610 (480) 1,658 - 1,658
Special items 10 9 - (2) (14) 4 - 4
Share of associates' special items - - - - - - - -
Taxation on items above (5) - - - - (6) - (6)
Headline earnings (loss)
1,060
489
(7)
608
(494)
1,656
-
1,656
Unrealised non-hedge derivatives and
other commodity contracts
- 1 - (12) - (11) - (11)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (90) (90) - (90)
Fair value loss on mandatory convertible
- - - - (139) (139) - (139)
Adjusted headline earnings (loss)
1,060
490
(7)
596
(724)
1,415
-
1,415
Ore reserve development capital 453 86 25 102 - 666 - 666
Stay-in-business capital 95 225 15 105 14 454 (6) 448
Project capital 116 125 35 344 - 620 (99) 521
Total capital expenditure
663
436
75
551
14
1,740
(105)
1,635
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
292 - - - 292
Mined - 000 tonnes 1,427 422 261 466 2,576
Milled / Treated - 000 tonnes 1,673 420 158 489 2,739
Yield - g/t 7.88 4.84 5.47 6.44 7.02
Gold produced - kg 13,190 2,030 862 3,149 19,232
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,709 49 - - 2,758
Yield - g/t 0.59 0.60 - 34.29 0.59
Gold produced - kg 1,611 29 - - 1,640
OPEN-PIT OPERATION
Volume mined - 000 bcm - 13,699 1,354 - 15,053
Mined - 000 tonnes - 30,886 3,795 7,712 42,392
Treated - 000 tonnes - 5,942 744 259 6,945
Stripping ratio - ratio - 4.07 5.12 25.80 5.05
Yield - g/t - 1.56 3.11 5.63 1.88
Gold produced - kg - 9,291 2,313 1,459 13,063
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,384 - 16,110 17,494
Placed - 000 tonnes - 308 - 5,088 5,396
Stripping ratio - ratio - 5.55 - 2.19 2.33
Yield - g/t - 0.97 - 0.40 0.43
Gold placed - kg - 298 - 2,019 2,317
Gold produced - kg - 272 - 1,496 1,768
PRODUCTIVITY PER EMPLOYEE
Actual - g 189 345 2,093 618 289
TOTAL
Subsidiaries' gold produced - kg 14,801 9,723 3,175 6,105 33,803
k 1 900 1 900
METRIC OPERATING RESULTS
QUARTER ENDED DECEMBER 2010
Joint ventures' gold produced - kg - - -
Attributable gold produced - kg 14,801 11,623 3,175 6,105 35,703
Minority gold produced - kg - 388 - 722 1,110
Subsidiaries' gold sold - kg 14,805 9,712 3,263 6,143 33,924
Joint ventures' gold sold - kg - 1,976 - - 1,976
Attributable gold sold - kg 14,805 11,688 3,263 6,143 35,900
Minority gold sold - kg - 381 - 756 1,136
Spot price - R/kg 303,106 303,106 303,106 303,106 303,106
Price received - R/kg sold 81,074 128,171 60,117 111,273 99,671
Price received excluding hedge
buy-back costs
- R/kg sold 303,857 302,768 302,843 304,114 303,454
Total cash costs - R/kg produced 136,217 174,621 197,828 102,746 148,474
Total production costs - R/kg produced 192,292 220,079 219,476 176,022 201,465
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
4,499 3,654 988 2,073 - 11,214 (600) 10,614
Cash costs (2,186) (2,098) (629) (973) 36 (5,850) 363 (5,487)
By-products revenue 169 9 1 144 (2) 323 (1) 321
Total cash costs (2,016) (2,088) (628) (829) 34 (5,527) 361 (5,166)
Retrenchment costs (50) (5) - (10) - (65) 1 (64)
Rehabilitation and other non-cash costs (150) (204) 7 (218) - (564) 35 (529)
Amortisation of assets (630) (320) (76) (318) (22) (1,366) 18 (1,348)
Total production costs (2,846) (2,617) (697) (1,375) 13 (7,523) 416 (7,107)
Inventory change (1) (65) (12) 166 - 88 5 92
Cost of sales (2,847) (2,683) (709) (1,209) 13 (7,435) 420 (7,016)
Adjusted gross profit (loss) excluding
hedge buy-back costs
1,652
971
279
863
13
3,778
(180)
3,598
Hedge buy-back costs (3,298) (2,041) (792) (1,185) - (7,316) - (7,316)
Adjusted gross profit (loss)
(1,647)
(1,069)
(513)
(321)
13
(3,537)
(180)
(3,718)
Unrealised non-hedge derivatives and other
commodity contracts
1,301 5,481 - 4 - 6,787 - 6,787
Gross profit (loss)
(345)
4,412
(513)
(317)
13
3,250
(180)
3,069
Corporate and other costs (22) (41) (6) (122) (355) (545) - (545)
Exploration (9) (87) (91) (75) (80) (342) 4 (338)
Intercompany transactions - (84) - (4) 88 - - -
Special items (406) (49) 19 244 (15) (208) - (208)
Operating profit (loss)
(782)
4,150
(591)
(275)
(349)
2,154
(176)
1,978
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(4) (18) (5) 11 (724) (740) - (740)
Exchange gain (loss) - 31 - 74 (7) 98 (5) 93
Share of equity accounted investments
profit (loss)
- - - (8) (75) (83) 146 63
Profit (loss) before taxation (786) 4,163 (595) (198) (1,155) 1,429 (35) 1,394
Taxation (355) (275) (82) (192) (9) (913) 35 (878)
Profit (loss) for the period
(1,141)
3,888
(678)
(390)
(1,164)
516
-
516
Equity shareholders (1,141) 3,858 (678) (465) (1,170) 404 - 404
Non-controlling interests - 31 - 76 6 112 - 112
Operating profit (loss) (782) 4,150 (591) (275) (349) 2,154 (176) 1,978
Unrealised non-hedge derivatives and other
commodity contracts
(1,301) (5,481) - (4) - (6,787) - (6,787)
Hedge buy-back and related costs 3,298 2,041 792 1,185 (5) 7,311 - 7,311
Intercompany transactions - 84 - 4 (88) - - -
Special items 460 11 - (248) 5 228 - 228
Share of associates' EBIT - - - (8) (4) (12) 176 164
EBIT
1,675
804
201
653
(441)
2,894
-
2,894
Amortisation of assets 630 320 76 318 22 1,366 (18) 1,348
Share of associates' amortisation - - - - - - 18 18
EBITDA
2,306
1,125
277
971
(419)
4,260
-
4,260
Profit (loss) attributable to equity shareholders (1,141) 3,858 (678) (465) (1,170) 404 - 404
Special items 460 11 - (248) 5 228 - 228
Share of associates' special items - - - - 71 71 - 71
Taxation on items above (138) (5) - - - (143) - (143)
Headline earnings (loss)
(819)
3,864
(678)
(713)
(1,093)
561
-
561
Unrealised non-hedge derivatives and
other commodity contracts
(1,301) (5,481) - (4) - (6,787) - (6,787)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
461 - - - - 461 - 461
Fair value adjustment on option component
of convertible bonds
- - - - 280 280 - 280
Fair value loss on mandatory convertible
- - - - 222 222 - 222
Hedge buy-back and related costs
3,276 2,041 792 1,185 (5) 7,289 - 7,289
Adjusted headline earnings (loss)
excluding hedge buy-back costs
1,617
424
114
467
(596)
2,026
-
2,026
Ore reserve development capital 453 61 20 109 - 644 - 644
Stay-in-business capital 390 527 31 290 25 1,264 (15) 1,248
Project capital 166 97 19 383 - 665 (88) 578
Total capital expenditure
1,009
685
71
782
25
2,572
(102)
2,470
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
320 - - - 320
Mined - 000 tonnes 1,882 535 150 398 2,965
Milled / Treated - 000 tonnes 1,703 509 131 458 2,801
Yield - g/t 6.40 5.54 5.38 6.54 6.22
Gold produced - kg 10,891 2,821 704 2,998 17,414
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,430 262 - - 2,692
Yield - g/t 0.44 0.83 - - 0.47
Gold produced - kg 1,058 218 - - 1,276
OPEN-PIT OPERATION
Volume mined - 000 bcm - 12,418 1,383 - 13,801
Mined - 000 tonnes - 29,511 3,889 6,461 39,861
Treated - 000 tonnes - 4,899 766 254 5,919
Stripping ratio - ratio - 4.07 5.04 24.60 4.93
Yield - g/t - 1.59 3.72 6.09 2.05
Gold produced - kg - 7,764 2,848 1,549 12,161
HEAP LEACH OPERATION
Mined - 000 tonnes - 704 - 15,861 16,565
Placed - 000 tonnes - 304 - 5,153 5,457
Stripping ratio - ratio - 4.29 - 2.02 2.08
Yield - g/t - 1.86 - 0.49 0.56
Gold placed - kg - 565 - 2,503 3,068
Gold produced - kg - 840 - 1,883 2,723
PRODUCTIVITY PER EMPLOYEE
Actual - g 145 355 2,450 720 268
TOTAL
Subsidiaries' gold produced - kg 11,949 9,095 3,552 6,431 31,026
k 2 548 2 548
METRIC OPERATING RESULTS
QUARTER ENDED MARCH 2010
Joint ventures' gold produced - kg - - -
Attributable gold produced - kg 11,949 11,643 3,552 6,431 33,574
Minority gold produced - kg - 400 - 745 1,145
Subsidiaries' gold sold - kg 11,383 9,225 3,515 6,391 30,515
Joint ventures' gold sold - kg - 2,484 - - 2,484
Attributable gold sold - kg 11,383 11,709 3,515 6,391 32,999
Minority gold sold - kg - 395 - 745 1,141
Spot price - R/kg 267,578 267,578 267,578 267,578 267,578
Price received - R/kg sold 244,200 247,821 240,990 242,808 244,873
Total cash costs - R/kg produced 151,186 151,942 224,450 100,373 149,431
Total production costs - R/kg produced 209,205 185,017 244,516 134,018 190,374
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
MARCH 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
2,780 3,008 847 1,730 - 8,364 (667) 7,698
Cash costs (1,871) (1,832) (799) (899) 61 (5,340) 341 (4,999)
By-products revenue 65 8 1 98 (4) 168 (1) 166
Total cash costs (1,806) (1,824) (797) (801) 57 (5,172) 340 (4,832)
Retrenchment costs (46) - - (6) - (52) - (52)
Rehabilitation and other non-cash costs (10) (77) - - - (87) 1 (86)
Amortisation of assets (638) (313) (71) (249) (15) (1,287) 16 (1,271)
Total production costs (2,500) (2,215) (869) (1,057) 41 (6,599) 357 (6,242)
Inventory change 107 (12) (3) 97 - 189 (8) 182
Cost of sales (2,393) (2,226) (872) (959) 41 (6,409) 349 (6,060)
Adjusted gross profit (loss)
387
781
(25)
771
41
1,955
(317)
1,638
Unrealised non-hedge derivatives and other
commodity contracts
410 34 1 138 - 583 - 583
Gross (loss) profit
797
815
(24)
909
41
2,538
(317)
2,221
Corporate and other costs (18) (41) - (61) (237) (357) - (357)
Exploration (2) (89) (58) (110) (28) (287) 9 (277)
Intercompany transactions - (38) (5) (2) 44 - - -
Special items (64) (123) - 5 9 (174) - (174)
Operating profit (loss)
713
524
(87)
740
(170)
1,720
(307)
1,413
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (21) (1) 3 201 181 1 182
Exchange gain (loss) - 9 - 3 32 44 (6) 38
Share of equity accounted investments profit - - - - (26) (26) 190 163
Profit (loss) before taxation 711 512 (87) 746 37 1,918 (123) 1,796
Taxation (133) (265) (4) (281) 1 (680) 123 (558)
Profit (loss) for the period
578
247
(91)
465
38
1,238
-
1,238
Equity shareholders 578 223 (91) 410 29 1,150 - 1,150
Non-controlling interests - 24 - 55 9 88 - 88
Operating profit (loss) 713 524 (87) 740 (170) 1,720 (307) 1,413
Unrealised non-hedge derivatives and
(410) (34) (1) (138) - (583) - (583)
other commodity contracts
Intercompany transactions - 38 5 2 (44) - - -
Special items 31 74 - (4) (10) 92 - 92
Share of associates' EBIT - - - - (5) (5) 307 302
EBIT
334
602
(83)
600
(230)
1,224
-
1,224
Amortisation of assets 638 313 71 249 15 1,287 (16) 1,271
Share of associates' amortisation - - - - - - 16 16
EBITDA
971
915
(11)
849
(213)
2,511
-
2,511
Profit (loss) attributable to equity shareholders 578 223 (91) 410 29 1,150 - 1,150
Special items 31 74 - (4) (10) 92 - 92
Share of associates' special items - - - - 20 20 - 20
Taxation on items above (5) (16) - 1 - (21) - (21)
Headline earnings (loss)
604
280
(90)
407
40
1,241
-
1,241
Unrealised non-hedge derivatives and
other commodity contracts
(410) (34) (1) (138) - (583) - (583)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
160 - - - - 160 - 160
Fair value adjustment on option component
of convertible bonds
- - - - (356) (356) - (356)
Adjusted headline earnings (loss)
354
246
(91)
269
(316)
463
-
463
Ore reserve development capital 407 51 30 91 - 579 - 579
Stay-in-business capital 119 67 13 96 11 306 (5) 301
Project capital 85 85 23 205 - 398 (11) 387
Total capital expenditure
610
204
65
393
11
1,283
(16)
1,267
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION

Area mined
- 000 m
2
1,225 - - - 1,225
Mined - 000 tonnes 7,007 1,828 686 1,834 11,354
Milled / Treated - 000 tonnes 6,862 1,803 518 1,910 11,092
Yield - g/t 7.28 5.16 4.50 6.41 6.66
Gold produced - kg 49,970 9,300 2,330 12,248 73,847
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 10,248 832 - - 11,081
Yield - g/t 0.54 0.66 - 34.29 0.55
Gold produced - kg 5,558 548 - - 6,106
OPEN-PIT OPERATION
Volume mined - 000 bcm - 49,678 5,183 - 54,861
Mined - 000 tonnes - 115,577 14,469 29,306 159,352
Treated - 000 tonnes - 21,889 3,099 1,040 26,028
Stripping ratio - ratio - 4.04 4.94 25.51 5.02
Yield - g/t - 1.58 3.22 5.83 1.95
Gold produced - kg - 34,676 9,983 6,057 50,716
HEAP LEACH OPERATION
Mined - 000 tonnes - 4,960 - 62,234 67,194
Placed - 000 tonnes - 1,173 - 20,790 21,963
Stripping ratio - ratio - 6.50 - 2.03 2.17
Yield - g/t - 1.23 - 0.46 0.50
Gold placed - kg - 1,445 - 9,504 10,949
Gold produced - kg - 1,867 - 7,882 9,749
PRODUCTIVITY PER EMPLOYEE
Actual - g 175 350 2,077 698 285
TOTAL
Subsidiaries' gold produced - kg 55,528 37,892 12,313 26,187 131,920
Joint ventures' gold produced kg 8 498 8 498
METRIC OPERATING RESULTS
YEAR ENDED DECEMBER 2010
-  - - -
Attributable gold produced - kg 55,528 46,390 12,313 26,187 140,418
Minority gold produced - kg - 1,499 - 2,897 4,396
Subsidiaries' gold sold - kg 55,717 37,518 12,311 26,241 131,786
Joint ventures' gold sold - kg - 8,454 - - 8,454
Attributable gold sold - kg 55,717 45,972 12,311 26,241 140,240
Minority gold sold - kg - 1,480 - 2,961 4,441
Spot price - R/kg 288,148 288,148 288,148 288,148 288,148
Price received - R/kg sold 119,239 159,203 126,167 134,816 135,862
Price received excluding
hedge buy-back costs
- R/kg sold 271,453 272,523 267,875 268,931 271,018
Total cash costs - R/kg produced 140,077 166,693 230,777 101,296 149,577
Total production costs - R/kg produced 189,319 202,674 250,322 143,788 190,889
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
15,125 12,952 3,298 7,806 - 39,180 (2,420) 36,761
Cash costs (8,133) (7,990) (2,847) (3,841) 226 (22,585) 1,412 (21,173)
By-products revenue 355 31 6 532 16 940 (5) 935
Total cash costs (7,778) (7,959) (2,841) (3,309) 242 (21,645) 1,407 (20,238)
Retrenchment costs (138) (8) - (23) - (169) 4 (166)
Rehabilitation and other non-cash costs (182) (393) 7 (224) - (791) 34 (756)
Amortisation of assets (2,415) (1,287) (248) (1,086) (71) (5,106) 67 (5,040)
Total production costs (10,512) (9,646) (3,082) (4,642) 171 (27,712) 1,512 (26,200)
Inventory change (31) 8 1 399 - 377 (11) 367
Cost of sales (10,544) (9,638) (3,081) (4,243) 171 (27,335) 1,501 (25,833)
Adjusted gross profit (loss) excluding
hedge buy-back costs
4,580
3,314
217
3,563
171
11,845
(918)
10,927
Hedge buy-back costs (8,481) (5,210) (1,745) (3,519) - (18,954) - (18,954)
Adjusted gross profit (loss)
(3,900)
(1,896)
(1,528)
44
171
(7,109)
(918)
(8,027)
Unrealised non-hedge derivatives and other
commodity contracts
7,080 6,115 75 2,621 - 15,891 - 15,891
Gross profit (loss)
3,180
4,219
(1,452)
2,664
171
8,782
(918)
7,864
Corporate and other costs (72) (77) (14) (273) (1,300) (1,737) (1) (1,738)
Exploration (14) (344) (327) (527) (252) (1,464) 18 (1,446)
Intercompany transactions - (270) (8) (14) 293 - - -
Special items (586) (229) 77 242 (391) (886) (8) (894)
Operating profit (loss)
2,508
3,299
(1,725)
2,092
(1,479)
4,696
(910)
3,786
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(13) (59) (5) 24 (1,183) (1,236) 1 (1,235)
Exchange gain (loss) - (50) - 15 55 20 (2) 18
Share of equity accounted investments
profit (loss)
- - - (8) (59) (67) 534 467
Profit (loss) before taxation 2,495 3,190 (1,730) 2,123 (2,665) 3,413 (377) 3,036
Taxation (342) (1,108) (54) (816) (76) (2,396) 377 (2,018)
Profit (loss) for the period
2,153
2,083
(1,784)
1,307
(2,741)
1,018
-
1,018
Equity shareholders 2,153 1,981 (1,784) 1,084 (2,796) 637 - 637
Non-controlling interests - 101 - 223 55 381 - 381
Operating profit (loss) 2,508 3,299 (1,725) 2,092 (1,479) 4,696 (910) 3,786
Unrealised non-hedge derivatives and
other commodity contracts
(7,080) (6,115) (75) (2,621) - (15,891) - (15,891)
Hedge buy-back and related costs 8,481 5,210 1,745 3,519 417 19,371 - 19,371
Intercompany transactions - 270 8 14 (293) - - -
Special items 697 91 (45) (242) 19 519 8 527
Share of associates' EBIT - - - (8) (24) (33) 902 869
EBIT
4,606
2,755
(93)
2,754
(1,359)
8,663
-
8,663
Amortisation of assets 2,415 1,287 248 1,086 71 5,106 (67) 5,040
Share of associates' amortisation - - - - - - 67 67
EBITDA
7,021
4,042
155
3,841
(1,288)
13,769
-
13,769
Profit (loss) attributable to equity shareholders 2,153 1,981 (1,784) 1,084 (2,796) 637 - 637
Special items 697 91 (45) (242) 19 519 8 527
Share of associates' special items - - - - 32 32 (8) 24
Taxation on items above (193) (27) 2 (8) - (226) - (226)
Headline earnings (loss)
2,657
2,045
(1,827)
833
(2,746)
962
-
962
Unrealised non-hedge derivatives and
other commodity contracts
(7,080) (6,115) (75) (2,621) - (15,891) - (15,891)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
2,353 - 23 - - 2,376 - 2,376
Fair value adjustment on option component
of convertible bonds
- - - - (39) (39) - (39)
Fair value loss on mandatory convertible
- - - - 382 382 - 382
Hedge buy-back and related costs
net of taxation
6,993 5,188 1,745 3,519 417 17,862 - 17,862
Adjusted headline earnings (loss)
excluding hedge buy-back costs
4,923
1,118
(135)
1,731
(1,986)
5,652
-
5,652
Ore reserve development capital 1,806 259 114 391 - 2,570 - 2,570
Stay-in-business capital 881 987 97 729 49 2,744 (35) 2,709
Project capital 409 461 79 1,150 - 2,099 (271) 1,828
Total capital expenditure
3,096
1,708
290
2,270
49
7,413
(305)
7,108
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings and AngloGold Ashanti’s Project One performance targets , contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. The company’s annual report on Form 20-F was filed with the Securities and Exchange Commission in the United
States on April 19, 2010 and was amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication contains certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative  information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
T T Mboweni (Chairman)
F B Arisman
#
R Gasant
W A Nairn
Prof L W Nkuhlu
F Ohene-Kena
+
S M Pityana
* British
#
American
~ Australian South African
+ Ghanaian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 11, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary